Exhibit 99.2

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As at June 30 2021 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
03-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at June 30, 2021 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

August 24, 2021

KPMG Somekh Chaikin is a partnership registered in Israel and a member firm of the KPMG global network of independent firms affiliated with KPMG International Cooperative Limited, a limited liability English company

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of as at June 30, 2021 (Unaudited)

	June 30	June 30	December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	631	504	200
Short term deposits	-	-	1,607
Short-term restricted deposits and cash	48	56	207
Trade receivables and accrued income	123	106	153
Other receivables and debit balances	120	53	63
Short-term derivative financial instruments	1	1	*-

Total current assets	923	720	2,230

Non‑current assets

Long-term restricted deposits and cash	148	342	231
Prepaid expenses and long-term receivables	176	128	143
Investments in associates	1,786	-	-
Deferred tax assets, net	82	8	24
Long-term derivative financial instruments	41	5	1
Property, plant & equipment	3,128	2,458	2,665
Right‑of‑use assets	304	293	276
Intangible assets	698	4	5

Total non‑current assets	6,363	3,238	3,345

Total assets	7,286	3,958	5,575

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	June 30	June 30	December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current liabilities

Current maturities of long-term liabilities	164	162	149
Trade payables	363	138	298
Payables and credit balances	65	41	96
Short-term derivative financial instruments	54	23	126
Current maturities of lease liabilities	56	54	45
Current tax liabilities	1	15	-

Total current liabilities	703	433	714

Non‑current liabilities

Long-term loans from banking corporations and others	2,448	1,757	1,851
Debentures	949	627	952
Long-term lease liabilities	43	16	14
Long-term derivative financial instruments	23	29	22
Other long‑term liabilities	78	2	2
Liabilities for deferred taxes, net	367	284	309

Total non-current liabilities	3,908	2,715	3,150

Total liabilities	4,611	3,148	3,864

Equity

Share capital	2	1	2
Share premium	2,061	635	1,714
Capital reserves	105	20	(74)
Retained earnings (loss)	(51)	95	28

Total equity attributable to the Company’s shareholders	2,117	751	1,670

Non‑controlling interests	558	59	41

Total equity	2,675	810	1,711

Total liabilities and equity	7,286	3,958	5,575

Yair Caspi	Giora Almogy	Tzahi Goshen
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: August 24, 2021

The accompanying notes to the condensed interim financial statements are an integral part thereof.

Condensed Consolidated Interim Statements of Income

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Sales and provision of services	718	577	342	264	1,325
Cost of sales and services (net of depreciation and amortization)	515	413	256	208	968
Depreciation and amortization	87	47	46	24	114

Gross profit	116	117	40	32	243

General and administrative expenses	103	26	79	13	52
Share in losses of associates	(52)	-	(14)	-	-
Transaction expenses in respect of acquisition of the CPV Group	2	-	*-	-	42
Business development expenses	2	6	1	4	7
Other income (loss), net	(39)	*-	(39)	*-	1

Profit (loss) from ordinary activities	(82)	85	(93)	15	143

Finance expenses	89	49	61	31	173
Finance income	14	2	4	*-	1

Finance expenses, net	75	47	57	31	172

Income (loss) before taxes on income	(157)	38	(150)	(16)	(29)

Taxes on income (tax benefit)	(47)	16	(40)	-	13

Profit (loss) for the period	(110)	22	(110)	(16)	(42)

Attributable to:
The Company’s shareholders	(79)	10	(86)	(18)	(57)
Non‑controlling interests	(31)	12	(24)	2	15

Profit (loss) for the period	(110)	22	(110)	(16)	(42)

Earnings per share attributable to the Company’s owners

Basic earnings (loss) per share (in NIS)	(0.42)	0.07	(0.45)	(0.13)	(0.37)

Diluted earnings (loss) per share (in NIS)	(0.42)	0.07	(0.45)	(0.13)	(0.37)

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	(110)	22	(110)	(16)	(42)

Other comprehensive income (loss) items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash-flow hedges	33	(46)	1	(6)	(156)

Net change in fair value of derivative financial instruments used for hedging cash flows stated to the cost of the hedged item	105	7	(1)	4	10

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(4)	13	(9)	5	22

Group’s share in other comprehensive income of associates, net of tax	23	-	(1)	-	-

Foreign currency translation differences in respect of foreign operations	43	-	(40)	-	-

Tax on other comprehensive income items	(3)	*-	1	*-	5

Other comprehensive income (loss) for the period, net of tax	197	(26)	(49)	3	(119)

Total comprehensive income (loss) for the period	87	(4)	(159)	(13)	(161)

Attributable to:
The Company’s shareholders	98	(16)	(122)	(15)	(176)
Non‑controlling interests	(11)	12	(37)	2	15
Comprehensive income (loss) for the period	87	(4)	(159)	(13)	(161)

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operation translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the six-month period ended June 30, 2021

Balance as at January 1 2021	2	1,714	(25)	(132)	-	78	5	28	1,670	41	1,711

Issuance of shares (less issuance expenses)	*-	346	-	-	-	-	-	-	346	-	346
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	536	536
Share-based payment	-	-	-	-	-	-	3	-	3	-	3
Exercise of shares issued to employees and officers	*-	1	-	-	-	-	(1)	-	-	-	-
Merger capital reserve in respect of transfer of ICG Energy	-	-	-	-	-	*-	-	-	*-	-	*-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(8)	(8)
Other comprehensive income, net of tax	-	-	-	147	30	-	-	-	177	20	197
Income (loss) for the period	-	-	-	-	-	-	-	(79)	(79)	(31)	(110)

Balance as at June 30 2021	2	2,061	(25)	15	30	78	7	(51)	2,117	558	2,675

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operation translation reserve	Capital reserve from transactions with share-holders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑ controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the six-month period ended June 30, 2020

Balance as at January 1 2020	1	635	(4)	(13)	-	78	4	85	786	69	855

Acquisition of non-controlling interests	-	-	(21)	-	-	-	-	-	(21)	*-	(21)
Share-based payment	-	-	-	-	-	-	2	-	2	-	2
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(22)	(22)
Other comprehensive loss, net of tax	-	-	-	(26)	-	-	-	-	(26)	-	(26)
Profit for the period	-	-	-	-	-	-	-	10	10	12	22

Balance as at June 30 2020	1	635	(25)	(39)	-	78	6	95	751	59	810

For the three-month period
ended June 30, 2021

Balance as at April 1 2021	2	2,061	(25)	22	59	78	5	35	2,237	598	2,835

Share-based payment	-	-	-	-	-	-	2	-	2	-	2
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-		-	-	-	-	5	5
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	(8)	(8)
Other comprehensive income (loss), net of tax	-	-	-	(7)	(29)	-	-	-	(36)	(13)	(49)
Loss for the period	-	-	-	-	-	-	-	(86)	(86)	(24)	(110)

Balance as at June 30 2021	2	2,061	(25)	15	30	78	7	(51)	2,117	558	2,675

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended on June 30, 2020

Balance as at April 1 2020	1	635	(25)	(42)	78	5	113	765	57	822

Share-based payment	-	-	-	-	-	1	-	1	-	1
Other comprehensive income, net of tax	-	-	-	3	-	-	-	3	-	3
Profit (loss) for the period	-	-	-	-	-	-	(18)	(18)	2	(16)

Balance as at June 30 2020	1	635	(25)	(39)	78	6	95	751	59	810

For the year ended December 31 2020

Balance as at January 1 2020	1	635	(4)	(13)	78	4	85	786	69	855

Issuance of shares (less issuance expenses)	1	1,077	-	-	-	-	-	1,078	-	1,078
Acquisition of non-controlling interests	-	-	(21)	-	-	-	-	(21)	*-	(21)
Share-based payment	-	-	-	-	-	3	-	3	-	3
Exercise of shares issued to employees and officers	*-	2	-	-	-	(2)	-	-	-	-
Issuance of capital notes to non-controlling interests	-	-	-	-	-	-	-	-	*-	*-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(43)	(43)
Other comprehensive loss, net of tax	-	-	-	(119)	-	-	-	(119)	-	(119)
Profit (loss) for the year	-	-	-	-	-	-	(57)	(57)	15	(42)

Balance as at December 31 2020	2	1,714	(25)	(132)	78	5	28	1,670	41	1,711

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(110)	22	(110)	(16)	(42)
Adjustments:
Depreciation, amortization and diesel consumption	93	56	49	27	133
Finance expenses, net	75	47	57	31	172
Taxes on income (tax benefit)	(47)	16	(40)	*-	13
Share in losses of associates	52	-	14	-	-
Loss on sale of other long-term liabilities	39	-	39	-	-
Gain on sale of a subsidiary	-	-	-	-	(1)
Share-based compensation transactions	3	2	2	1	3
	105	143	11	43	278

Changes in trade and other receivables	30	35	30	29	(47)
Changes in suppliers, service providers and other payables	(5)	-	20	23	131
Changes in employee benefits	34	-	34	-	-
	59	35	84	52	84

Dividends received from associates	23	-	14	-	-
Income tax paid	(1)	*-	(1)	*-	*-

Net cash from operating activities	186	178	108	95	362
Cash flows from investing activities
Interest received	*-	1	*-	1	1
Short-term restricted deposits and cash, net	1,725	59	1	23	(1,696)
Withdrawals from long-term restricted cash	89	7	38	*-	134
Deposits to long-term restricted cash	(5)	(84)	(4)	(19)	(108)
Acquisition of a subsidiary, net of cash purchased	(2,140)	-	-	-	-
Acquisition of an associate	(26)	-	(26)	-	-
Long-term loans to an associate	(17)	-	(17)	-	-
Proceeds for repayment of partnership capital	150	-	14	-	-
Deferred proceeds from sale of a subsidiary net cash sold	*-	*-	-	-	1
Long-term advance payments prepaid expenses	(12)	(188)	(9)	*-	(199)
Purchase of property, plant and equipment	(297)	(88)	(149)	(37)	(255)
Refund in respect of right‑of‑use assets	6	-	-	-	-
Deferred proceeds for acquisition of a subsidiary	-	(47)	-	-	(47)
Purchase of intangible assets	(1)	*-	(1)	*-	(1)
Payment for derivative financial instruments	(4)	(2)	(2)	-	(19)
Proceeds for derivative financial instruments	1	-	-	1	5

Net cash used in investing activities	(531)	(342)	(155)	(31)	(2,184)

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (contd.)

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from financing activities
Proceeds of share issuance, net of issuance expenses	346	-	-	-	1,078
Proceeds of debenture issuance, net of issuance expenses	-	396	-	396	974
Receipt of long-term loans from banking corporations and others	242	89	77	64	251
Investments by holders of non-controlling interests in equity of subsidiary	536	-	5	-	*-
Short term loans from banking corporations, net	-	-	-	(219)	-
Interest paid	(64)	(36)	(29)	(21)	(85)
Prepaid costs for loans taken	(6)	(20)	(2)	(7)	(30)
Dividend paid to non-controlling interests	(8)	(22)	(8)	-	(43)
Payment of early redemption fees of debentures (Series A)	-	-	-	-	(38)
Repayment of long-term loans from banking corporations and others	(213)	(69)	(38)	(29)	(134)
Repayment of debentures	(10)	(16)	-	(16)	(286)
Repayment of other long‑term liabilities	(94)	-	(94)	-	-
Acquisition of non-controlling interests	-	(26)	-	-	(26)
Payment for derivative financial instruments	(10)	(11)	(5)	(6)	(21)
Repayment of principal in respect of lease liabilities	(3)	(1)	(2)	(1)	(1)
Net cash provided by (used in) financing activities	716	284	(96)	161	1,639

Net increase (decrease) in cash and cash equivalents	371	120	(143)	225	(183)

Balance of cash and cash equivalents at beginning of period	200	385	776	279	385

Effect of exchange rate fluctuations on cash and cash equivalent balances	60	(1)	(2)	-	(2)

Balance of cash and cash equivalents at end of period	631	504	631	504	200

(*) Amount is less than NIS 1 million.

The accompanying notes to the condensed interim financial statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 1 - GENERAL

A.	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - “the Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (hereinafter - “the TASE”). The Company's interim consolidated financial statements as of June 30 2021 include those of the Company and its subsidiaries as well as interests in associates (hereinafter, collectively - "the Group").

The Company is a publicly traded company whose securities are traded on the TASE. As at the report date (since January 2021), the Group is engaged in two reportable segments: (1) generation and supply of power and energy in Israel; and (2) maintenance, development, construction and management of renewable energy and conventional power (gas-fired) power plants in the United States. In these segments, the Group is engaged in generation and supply of power and energy to private customers, Israel Electric Corporation Ltd. (hereinafter – “the IEC”) and the system operator, in initiation, development, construction and operation of power plants and facilities for the generation of energy and provision of management services for power plants in the United States that are owned by third parties. The Group manages its operations in Israel mainly through a wholly owned subsidiary, OPC Israel Energy Ltd. (hereinafter – “OPC Israel”), and its operations in the United States under another operational roof through the CPV Group (as defined in Note 6).

In Israel, the Group operates the Rotem Power Plant, through OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by OPC Israel (80%) and by another shareholder (20%)); Rotem uses conventional technology, and has an installed capacity of approximately 466 megawatts (MW); the Hadera Power Plant is operated by OPC Hadera Ltd. (hereinafter – “Hadera”), which is wholly-owned by OPC Israel; Rotem uses cogeneration technology and has an installed capacity of 144 MW. Furthermore, Hadera holds the Energy Center (boilers and turbines on the site of Hadera Paper Ltd.), which serves as back‑up for the supply of steam. In addition, OPC Israel wholly owns Zomet Energy Ltd. (hereinafter – “Zomet”), which is working to construct a power plant powered by natural gas, using conventional technology in an open cycle (a peaker plant) having an installed capacity of approximately 396 MW, located in the vicinity of the Plugot Intersection, near Kiryat Gat. Furthermore, the Company is working to construct and operate facilities for generation of energy on the consumer’s premises, which generate power using natural gas and renewable energy and enters into arrangements for supply and sale of energy to consumers; in addition, the Company entered into an agreement to supply the equipment to, construct, operate and maintain the Sorek B generation facility and to supply the energy facility of Sorek B desalination facility, as stated in Note 24A(10) to the Annual Financial Statements.

The Group’s activities in Israel are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Israeli Electricity Authority, the provisions of the Law for Minimizing Market Centralization and Promoting Economic Competition, 2013, the provisions of the Economic Competition Law, 1988 and the regulations promulgated thereunder, as well as regulation in connection with licensing of businesses, planning and construction, and environmental protection. The Israeli Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval by the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and set benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Israeli Electricity Authority supervises both the IEC and private power generators.

The Group’s activity is subject to seasonal fluctuations as a result of changes in the energy demand management rate (hereinafter – “the TAOZ”), which is regulated and published by the Israeli Electricity Authority. The year is broken down into three seasons, as follows: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), with a different tariff set for each season. The Company’s results are based on the generation component, which is part of the TAOZ, resulting in a seasonal effect.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 1 – GENERAL (CONTD.)

A.	The Reporting Entity (contd.)

In the United States, the Group operates - through the CPV Group, 70% of which is (indirectly) held by the Company - conventional power plants, power plants powered by natural gas (advanced generation combined cycle) and in the area of renewable energy. As at the approval date of the financial statements, the CPV Group’s share of the natural gas-fired power plants is approximately 1,290 MW out of 4,045 MW (5 power plants), and in wind energy – the CPV Group’s share is approximately 152 MW (one power plant).

In addition, the CPV Group holds rights to gas-fired and solar power plants that are under construction, with a capacity of approximately 1,258 MW and 126 MW, respectively (the CPV Group’s share as at the approval date of the financial statements is approximately 126 MW and 126 MW, respectively). In addition, the CPV Group has a backlog of projects using solar (photovoltaic) technology in advanced development stages totaling approximately 1,254 MW, and a number of projects in the initial development stages totaling 738 MW. Furthermore, the CPV Group holds a backlog of projects using wind technology at the advanced initiation stages totaling approximately 176 MW, as well as projects using combined cycle technology in the advanced development stages, totaling approximately 3,955 MW.

The power market in the United States is regulated both on the federal level (wholesale sale of power and interstate transmission) and state level (retail sale of power and distribution services to end consumers). The primary federal regulator is the Federal Energy Regulatory Commission (FERC), alongside state-level public service commissions exercising additional regulatory oversight. The power market in the United States operates under several regional or state market operators, known as Regional Transmission Organizations (RTOs) or Independent System Operators (ISOs). The ISOs- RTOs are responsible for the day‑to‑day operation of the transmission system, the administration of the wholesale markets in their respective regions, and for the long-term transmission planning and resource adequacy functions.

The activity of the CPV Group is subject to, among other things, changes in federal and state legislation, federal and state energy regulations and federal and state environmental protection laws and regulations. These laws impact the ability of the facilities of the CPV Group to operate, the prices of the products they produce and the costs and charges involved in their production. Therefore, regulations, laws and decisions by the federal and state authorities, particularly public service committees, a federal energy regulatory committee and environmental protection authorities, have a direct and indirect impact on the CPV Group’s activity.

The revenues of the CPV Group from power generation are seasonal and impacted by variable demand, gas prices and power prices, as well as the weather. In general, with respect to power plants powered by natural gas, there is higher profitability in seasons where temperatures are at their highest and lowest - usually during summer and winter.

B.	Impacts of the Spread of the Coronavirus

Due to the spread of the coronavirus (COVID‑19) (hereinafter - “the coronavirus crisis”) in 2020 as well as during the reporting period and thereafter, movement restrictions and restrictions on business activity were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus Crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy.

The operation of the Company’s active power plants in Israel, as well as the construction of the Zomet power plant, have continued throughout the restriction period, due to their designation as “essential enterprises”, while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spread of the infection at the Company’s sites. The continuity of the construction work on the Zomet power plant or of the renovation and maintenance work at the Rotem and Hadera power plants may be impacted by movement restrictions due to the Coronavirus Crisis, in light of the need for the arrival of equipment and foreign work teams. As at the financial statements approval date, the Coronavirus Crisis has not had a material impact on the Company’s financial performance in Israel.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 1 – GENERAL (CONTD.)

B.	Impacts of the Spread of the Coronavirus (contd.)

Spread of the virus and infections at the Company’s power plants and sites, continuation of the Coronavirus Crisis for an extended period, a material impact of the Coronavirus Crisis on main suppliers (such as suppliers of natural gas, construction and maintenance contractors) or the Group’s main customers, may adversely affect the Company’s activities and results in Israel, as well as its ability to complete construction projects on time or at all and/or on its ability to execute future projects.

As of financial statements’ approval date, the pandemic continues to cause business and economic uncertainty. During the reported period, there was a trend of recovery in the volume of economic activity worldwide, including lifting of some of the movement restrictions, reopening of businesses and commerce. At the same time, as of the financial statements approval date, alongside high vaccination rates - due to the outbreak of new strains (primarily the Delta variant) - the pandemic continues to spread significantly in Israel and other countries, and accordingly, movement restrictions and restrictions on activities have been imposed and may be imposed in the future.

The spread of the Coronavirus has had a significant impact on economic activity in the USA and around the world. The activity of the CPV Group's power plants continued despite the Coronavirus Crisis, with adjustments being made as stated below. The Coronavirus Crisis resulted in a change in the work schedules and shifts of the employees of the CPV Group, a reduction of self‑initiated shutdowns for purposes of periodic maintenance, extension of the unplanned periodic maintenance period, adaptations on the part of the Group to employees working from home and other workplace adjustments. In addition, the Group was and continues to be required to make adjustments relating to information security at the power plants. Moreover, the Coronavirus Crisis affects the availability of suppliers and parties involved in the development and construction processes of the projects of the CPV Group.

It is noted that, as of the approval date of the financial statements, there is no certainty as to the duration of the Coronavirus Crisis, its scope and impact on the markets or parties relating to the CPV Group’s activity, and therefore - the CPV Group is unable to assess with any degree of certainty and completeness the impact of the Coronavirus Crisis. The outbreak of the virus and the (possible) spread thereof at the power plants of the CPV Group or restrictions on business activity in the areas in which it operates - as well as the measures that shall be taken worldwide as a result, impact on the economy and commodity markets in the U.S. in general, and on the prices of power and natural gas in particular – could impact the CPV Group’s activity (even materially), thwart the completion of the project under construction (as detailed in Note 7A) and delay advancement of the CPV Group’s projects under development, as well as impact the ability to execute its future projects.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the financial statements for the year ended December 31 2020 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed interim consolidated financial statements were approved for publication by the Company’s Board of Directors on August 24, 2021.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (CONTD.)

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except as stated below.

Allocation of acquisition costs:
The Group makes estimates with respect to allocation of excess cost to tangible and intangible assets and to liabilities. In addition, when determining the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. These estimates are based on, among other things, an independent appraiser.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

A.	Accounting Policies for New Transactions or Events

1.	Basis of consolidation

Business combinations
The Group applies the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed or has rights to variable returns from its involvement with the acquiree and has the ability to affect those returns through its power over the acquiree. When testing for control, substantive rights held by the Group and others are taken into account. On acquisition date, the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree as well as equity interests issued by the Group. In addition, goodwill is not updated in respect of utilization of tax loss carryforwards that existed on the date of the business combination.

Costs associated with the acquisition incurred by the acquirer in respect of a business combination, such as: brokers’ commissions, consultants’ fees, legal fees, valuations and other fees and commissions relating to professional services or consulting services, except for those relating to issuance of debt or equity instruments in connection with the business combination, are recognized as expenses in the period in which the services were received.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Accounting Policies for New Transactions or Events (contd.)

1.	Basis of consolidation (contd.)

Goodwill
The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accrued impairment losses.

To test for impairment, goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are tested for impairment each year, or more frequently if there are indications of a possible impairment of the unit, as stated. Where the recoverable amount of a cash‑generating unit is lower than the carrying mount of that cash‑generating unit, the impairment loss is first allocated to the reduction of the carrying amount of any goodwill attributed to that cash‑generating unit. Thereafter, the balance of the impairment loss, if any, is allocated to other assets of the cash‑generating unit, pro rata to their carrying amounts. A goodwill impairment loss is not reversed in subsequent periods.

Investment in associates
Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associates are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate are recognized as an asset under the deferred expenses line item in the statement of financial position. These costs are added to the investment cost on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. Where the Group disposes of part of an investment that is an associate that includes foreign operations while maintaining significant influence, the proportionate part of the cumulative amount of the exchange rate differences is reclassified to the statement of income.

2.	Foreign currency

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – “translation reserve”). When the foreign operation is not a wholly owned subsidiary of the Company, the pro rata share of the foreign operation translation difference is allocated to the non-controlling interests.

Generally, foreign exchange differences from loans received from or provided to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

When the settlement of loans received from or provided to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from these monetary items are included in the investment in the foreign operation, net, and are recognized in other comprehensive income and stated in equity under the translation reserve.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

A.	Accounting Policies for New Transactions or Events (contd.)

3.	Share-based compensation transactions

The fair value of the amount due to employees in respect of profit participation in the CPV Group, which are settled in cash, is recognized as an expense, against a corresponding increase in the liability, over the period in which unconditional entitlement to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized as a general and administrative expense in profit and loss.

B.	New Standards and Amendments to New Standards that Have Yet to Be Adopted

1.	Amendment to IAS 1 - “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current”

The Amendment replaces certain classification requirements of current or non-current liabilities. For example, pursuant to the amendment, a liability will be classified as non‑current if an entity has the right to defer the payment for a period of at least 12 months after the reporting period, which is “substantive” and exists at the end of the reporting period. A right exists as at the report date only if an entity is in compliance with the conditions for deferment of the payment as at that date. In addition, the amendment clarifies that a conversion right of a liability will affect its classification as current or non‑current, unless the conversion component is capital-based.

The Amendment will become effective for reporting periods commencing on January 1 2023. Early application is permissible. The Amendment is to be applied retrospectively, including adjustment of the comparative data.

The Group has yet to begin examining the ramifications of the amendment’s application for the financial statements.

2.	Amendment to IAS 16 - “Property, Plant, and Equipment: Proceeds before Intended Use”

The amendment revokes the requirement whereby in calculating costs that are directly attributable to property, plant and equipment, the net proceeds from the sale of any items produced in the process (such as samples produced at the time of testing the equipment) should be deducted from the costs of testing the proper functioning of the asset. Rather, the said proceeds are to be recognized in profit and loss in accordance with the relevant standards and the cost of the items sold is to be measured pursuant to the measurement requirements of IAS 2 - “Inventory”.

The amendment will become effective for reporting periods commencing on January 1, 2022, or thereafter. Early application is permissible. The amendment is to be applied retrospectively, including revision of the comparative data, but only for items of property, plant and equipment that were brought to the location and status required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on first-time application of the amendment. The cumulative effect of the amendment will adjust the opening balance of the retained earnings of the earliest reporting period presented.

The Group has considered the potential effect of the application of the standard and is of the opinion that such application is not expected to have a material effect on the financial statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

C.	New Standards and Amendments to New Standards that Have Yet to Be Adopted (contd.)

3.	Amendment to IAS 12, Income Tax: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment reduces the applicability of the exemption from recognition of deferred taxes as a result of temporary differences created on the date of initial recognition of assets and/or liabilities, such that the said exemption will not apply to transactions that give rise to equal and offsetting temporary differences. As a result, entities will be required to recognize a deferred tax asset or liability in respect of such temporary differences on the date of initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for dissolution and rehabilitation.

The amendment will be applied as of the annual reporting period starting on January 1 2023, by adjusting the opening balance of the retained earnings or as an adjustment to another capital line item in the period in which the amendment was adopted. Early application is permissible.

The Group has yet to begin to examine the effects of the amendment on the financial statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

Fair value

	As at June 30 2021
	Carrying amount (*)	Fair value
	NIS million	NIS million

Loans from banking corporations and others (Level 2)	2,190	2,575
Debentures (Level 1)	977	1,101
	3,167	3,676

	As at June 30 2020
	Carrying amount (*)	Fair value
	NIS million	NIS million

Loans from banking corporations and others (Level 2)	1,884	2,094
Debentures (Level 1)	665	731
	2,549	2,825

	As at December 31 2020
	Carrying amount (*)	Fair value
	NIS million	NIS million

Loans from banking corporations and others (Level 2)	1,980	2,360
Debentures (Level 1)	980	1,056
	2,960	3,416

(*) Includes current maturities and interest payable.

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable inputs.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS (CONTD.)

The Group enters into transactions in derivative financial instruments in order to hedge foreign currency risks and risks of changes in the Consumer Price Index (hereinafter – the “CPI”). Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through accepted trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows arising from them, based on the terms and conditions and term to maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

In addition, in the reporting period, loans used to acquire the CPV Group and loans that were consolidated for the first time as part of the business combination were added to the Group. These loans are the same or approximate to their fair value in light of the variable interest rates on some of the loans.

Set forth below are data regarding the representative foreign exchange rates of the US dollar (hereinafter - “USD”) and the euro (hereinafter - “EUR”) and the CPI:

	CPI (points)	USD/NIS exchange rate	EUR/NIS exchange Rate

June 30 2021	101.6	3.260	3.875
June 30 2020	100.1	3.466	3.883
December 31 2020	100.2	3.215	3.944

Changes during the 6-month period ended on:
June 30 2021	1.4%	1.4%	(1.8)%
June 30 2020	(0.7)%	0.3%	0.1%

Changes during the 3-month period ended on:
June 30 2021	1.3%	(2.2)%	(1.0)%
June 30 2020	(0.2)%	(2.8)%	(0.4)%

Changes during the year ended on:
December 31 2020	(0.6)%	(7.0)%	1.7%

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND SERVICES

Disaggregation of revenues from sales:

	For the six-month period		For the three-month period		For the year ended
	ended June 30		ended June 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sale of power	660	548	308	251	1,269
Revenues from sale of steam	28	29	13	13	56
Revenues from provision of services	30	-	21	-	-

	718	577	342	264	1,325

NOTE 6 – SUBSIDIARIES

Business combination that occurred during the current period

Further to that stated in Note 25L to the annual financial statements, on January 25 2021, the acquisition of 70% of the rights and holdings in the CPV Group (hereinafter – “the Transaction Completion Date”) was completed. The acquisition was executed through a limited partnership, CPV Group LP (hereinafter – “the Acquirer”), which is held, indirectly, by the Company (approximately 70% by the limited partner). The acquired CPV Group entities are: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be jointly referred to hereinafter as – “the CPV Group”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants powered by natural gas of the advanced‑generation combined‑cycle type) in the United States through subsidiaries and associates. The CPV Group holds rights in active power plants that it developed and constructed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group, the CPV Group is engaged in provision of management services to US-based power plants using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short to medium terms.

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Acquirer paid the Sellers a consideration that was set at the total amount of about USD 648 million (constituting an acquisition price of USD 630 million with certain adjustments to working capital, the cash balance and debt balance), and approximately USD 5 million for a deposit in the same amount, which remains in the CPV Group. In May 2021, the consideration for the CPV Group acquisition transaction was adjusted, as a result of which the Sellers paid the CPV Group an immaterial amount. It is noted that, in respect of 17.5% of the rights to the Three Rivers project under construction (hereinafter – “the Project under Construction”), a sellers’ loan, in the amount of USD 95 million (hereinafter – “the Seller’s Loan”) was granted to CPVH. The Seller’s Loan is for a period of up to two years from the Transaction Completion Date, bears an annual interest of 4.5%, which is to be paid quarterly and secured by a lien on shares of the holding company that owns the rights to the Project under Construction and rights pursuant to the management agreement of the Project under Construction. For details regarding changes in the holdings in the Project under Construction and in the Seller’s Loan in the reporting period – see Note 7A.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 6 – SUBSIDIARIES (CONTD.)

Business combination that occurred during the current period (contd.)

The Company partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. The Company chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, the Company recorded an amount of approximately NIS 103 million that was accrued in a hedge capital reserve to the investment cost in the CPV Group. This cost was recorded under the goodwill line item and increased the acquisition cost by approximately USD 32 million.

The contribution of the CPV Group to the Group’s income and loss from the acquisition date until June 30 2021 amounted to NIS 68 million and NIS 129 million, respectively. Management estimates that had the acquisition taken place as early as January 1 2021, the revenue amount in the consolidated statement of income for the six‑month period ended June 30 2021 would have been NIS 733 million and the consolidated loss for that period would have been NIS 103 million.

Determination of fair value of assets and liabilities temporarily identifiable:
The acquisition of the CPV Group was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Thus, on the Transaction Completion Date, the Company included the net assets of the CPV Group in accordance with the fair value. As of the approval date of the financial statements, the Company had not yet completed the attribution of the acquisition cost to the identifiable assets and liabilities, in light of the short time that had elapsed from the date of the business combination to the financial statements approval date. As a result, some of the fair value data are temporary and there may be changes that will affect the data included in these financial statements.

Set forth below is the fair value of the identifiable assets and liabilities acquired (based on temporary values):

	In NIS million (translated)	In USD million

Cash and cash equivalents	94	29
Trade and other receivables	50	15
Long-term restricted deposits and cash	2	1
Investments in associates	1,944	595
Property, plant & equipment	166	51
Right‑of‑use assets	34	10
Intangible assets	390	119
Trade and other payables	(19)	(6)
Derivative financial instruments	(39)	(12)
Loans and borrowings	(551)	(169)
Lease liabilities	(34)	(10)
Other long‑term liabilities	(93)	(28)
Deferred tax liabilities	(32)	(9)

Net identifiable assets	1,912	586

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 6 – SUBSIDIARIES (COND.)

Business combination that occurred during the current period (contd.)

The aggregate cash flows accrued to the Group as a result of the acquisition transaction:

	In NIS million (translated)	In USD million

Cash and other cash equivalents paid	2,131	653
Hedging costs	103	32
Cash and other cash equivalents acquired	(94)	(29)
	2,140	656

Goodwill:

Goodwill created as part of the business combination reflects the potential of future activities of the CPV Group in the market in which it operates. The Group expects that part of the goodwill will be allowed as a deduction for tax purposes. Due to the acquisition, goodwill was temporarily recognized as follows:

	In NIS million (translated)	In USD million

Consideration paid	2,131	653
Plus hedging costs	103	32
Less fair value of the identifiable assets, net	(1,912)	(586)
Goodwill	322	99

Costs relating to the business combination

In the reporting period and in 2020, the Group incurred legal expenses and due diligence costs attributable to the acquisition totaling approximately NIS 2 million and NIS 42 million, respectively. These costs were recorded in the statement of income in the said periods under the “Transaction expenses in respect of acquisition of the CPV Group” line item.

The Project Companies of the CPV Group:

The CPV Group holds rights in active power plants and in power plants under construction and under development – both in the conventional and renewable energy areas, through subsidiaries and associates. Set forth below are details regarding the main projects held through the subsidiaries of the CPV Group. For details relating to associates of the CPV Group – see Note 7. For information about the main agreements of the subsidiaries of the CPV Group – see Note 9K.

Entity	Year of commercial operation	Technology	Capacity (MW)	Holding rate as of June 30, 2021*	Power plant location
CPV Keenan II Renewable Energy Company, LLC (hereinafter - "Keenan")	2010	Wind	152	100%	Oklahoma
CPV Maple Hill, LLC (hereinafter - "Maple Hill")	Under construction. Commercial operation is expected in Q2-Q3 of 2022.	Solar	126	100%	Pennsylvania
CPV Rogue's Wind, LLC (hereinafter - "Rogue's Wind")	In advanced development in the near future. Commercial operation is expected in Q2 2023.	Wind	114	100%	Pennsylvania

(*) The holding rate is that of the CPV Group, which is a subsidiary of the Company and indirectly held by the Company (70%).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 - ASSOCIATES

A.	Condensed Information regarding Material Associates

General information

The Company, through CPV Group, holds interests in active power plants and power plants under construction, both in the conventional and renewable energy areas. Below are the main details in respect of the active projects and project under construction of the CPV Group’s associates:

Entity	Year of commercial operation	Capacity	Holding rate as of June 30, 2021*	Power plant location
CPV Fairview, LLC (hereinafter - "Fairview")	2019	1,050	25.0%	Pennsylvania
CPV Maryland, LLC (hereinafter - "Maryland")	2017	745	25.0%	Maryland
CPV Shore Holdings, LLC (hereinafter - "Shore")	2016	725	37.5%	New Jersey
CPV Towantic, LLC (hereinafter - "Towantic")	2018	805	26.0%	Connecticut
CPV Valley Holdings, LLC (hereinafter - "Valley")	2018	720	50.0%	New York
CPV Three Rivers, LLC (hereinafter - "Three Rivers") (1)	Project under construction	1,258	10.0%	Illinois

(*)	The holding rate is that of the CPV Group, which is indirectly held by the Company (70%).

(1)
Three Rivers is a project under construction, the commercial operation date of which is expected to be in Q2 2023 and the total construction cost (in respect of 100% of the project) is expected to amount to approximately NIS 4,215 million (approximately USD 1,293 million).

Further to what is stated regarding the purchase of CPV Group in Note 25L to the Annual Financial Statements, on February 3 2021 the sale of 7.5% of the Three Rivers project was closed in consideration for USD 41 million (which were used to partly repay the seller’s loans). As a result of the sale, the CPV Group did not record any gain or loss. The Seller’s Loan will continue to stand with respect to the amount of approximately USD 54 million (approximately NIS 176 million) in connection with the consideration for 10% of the rights in Three Rivers held by the CPV Group, pursuant to the terms and conditions stated in Note 6.

The Company accounts for its holdings in Three Rivers using the equity method, since the Company has material influence due to its representation on Three Rivers’ Board of Managers.

During the reporting period, the Company received, through the CPV Group, dividends from associates totaling approximately NIS 23 million.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

B.
Condensed financial information on financial position as at June 30, 2021 and results of operations for the periods commencing on the completion date of the acquisition of the CPV Group, January 25, 2021, until June 30 2021, and for the three-month period ended June 30, 2021:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Unaudited

As at June 30 2021

Current assets	145	78	112	87	124	6
Non-current assets	3,209	2,187	2,842	3,112	2,424	2,033

Total assets	3,354	2,265	2,954	3,199	2,548	2,039

Current liabilities	269	68	88	215	234	144
Non-current liabilities	1,968	1,251	1,766	1,880	1,885	1,692

Total liabilities	2,237	1,319	1,854	2,095	2,119	1,836

Net assets	1,117	946	1,100	1,104	429	203

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%
Company's share	279	237	413	287	215	182
Fair value adjustments made on acquisition date	269	(49)	(189)	88	(5)	27

Carrying amount of investment	548	188	224	375	210	209

Results for the period ranging from January 25 2021 to June 30 2021

Operating income	285	196	225	433	262	-
Net change in fair value of derivative financial instruments	(52)	(18)	16	(19)	(148)	1

Total income	233	178	241	414	114	1

Operating expenses	(226)	(178)	(188)	(308)	(220)	(15)

Operating income (loss)	7	-	53	106	(106)	(14)

Finance expenses, net	(37)	(37)	(31)	(34)	(42)	-

Net income (loss)*	(30)	(37)	22	72	(148)	(14)
Other comprehensive income*	21	36	16	21	9	46

Comprehensive income (loss)	(9)	(1)	38	93	(139)	32

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	(8)	(9)	8	19	(73)	(1)
Company's share in other comprehensive income	5	9	6	5	5	5

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(2)	7	6	1	1	-

Share in the profits (losses) of consolidated companies	(10)	(2)	14	20	(72)	(1)
Group's share in other comprehensive income of associates	5	9	6	5	5	5

Depreciation and amortization	39	24	48	41	27	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

B.
Condensed financial information on financial position as at June 30, 2021 and results of operations for the periods commencing on the completion date of the acquisition of the CPV Group, January 25, 2021, until June 30, 2021, and for the three-month period ended June 30, 2021 (contd.):

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	Unaudited

Results for the three-month period ended June 30, 2021

Operating income	162	111	130	204	151	-
Net change in fair value of derivative financial instruments	(13)	(8)	32	(11)	(95)	-

Total income	149	103	162	193	56	-

Operating expenses	(132)	(110)	(115)	(140)	(102)	(9)

Operating income (loss)	17	(7)	47	53	(46)	(9)

Finance expenses, net	(19)	(22)	(16)	(17)	(21)	2

Net income (loss)*	(2)	(29)	31	36	(67)	(7)
Other comprehensive income*	(4)	34	(4)	(4)	-	(29)

Comprehensive income	(6)	5	27	32	(67)	(36)

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Company’s share in profit (loss)	(1)	(7)	11	10	(33)	-
Company's share in other comprehensive income (loss)	(1)	8	(2)	(2)	-	(3)

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(1)	5	3	-	-	-

Share in the profits (losses) of consolidated companies	(2)	(2)	14	10	(33)	-
Group's share in other comprehensive income of associates	(1)	8	(2)	(2)	-	(3)

Depreciation and amortization	22	14	27	23	14	-

(*) It should be noted that the associates are transparent entities for tax purposes; therefore, their results do not include the tax effect.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

C.	Loans of the Project Companies in the CPV Group:

Each of the CPV Group’s associates (hereinafter – the “Project Companies”) has taken out senior debt under similar outlines - per-project, per-asset financing, at non-recourse terms. On financial closing of each loan, debt and equity capital is committed in an amount sufficient to cover the project’s projected capital costs during construction, along with ancillary credit facilities. The ancillary credit facilities are provided by a subset of the project’s lenders and are comprised of letter of credit (LC) facilities, which support collateral obligations under the financing arrangements and commercial arrangements, and a working capital revolver facility, which supports the project’s ancillary credit needs. The senior credit facilities are generally structured such that, subject to certain conditions precedent, they transform from facilities to finance the construction phase to long‑term facilities (term loans) with maturity dates generally tied to the term of the commercial agreements anchoring projected operating cash flows of each project. For the gas-fired projects, the term loans generally span the construction period plus 5 to 7 years after launch of commercial operation (hereinafter – “Mini-Perm Financing”). The Mini-Perm Financing is repaid based on a combination of repayment dates and result-based metrics, which in the aggregate, result in partial repayment during the loan term, with a balance payable or refinanced upon final repayment date.

The CPV Group seeks to take advantage of opportunities to recycle its credit according to market conditions and, in any case, prior to the scheduled final repayment date. As a rule, the credit facilities in place during construction are sourced from a consortium of international lenders (10 to 20 for each gas-fired project, fewer for renewable energy projects with lower capital needs) on the “Term Loan A” market, which is substantially comprised of commercial banks, investment banks, institutional lenders, insurance companies, international funds, and equipment suppliers’ credit affiliates. The CPV Group has refinanced loans for certain gas-fired projects in both the Term Loan A market and the Term Loan B market, which includes mainly institutional lenders, international funds, and a number of commercial banks.

While the credit facility terms and conditions have certain provisions specific to the project being financed, an overwhelming majority of the standard key terms and conditions (first lien security, covenants, events of default, equity cure rights, distribution restrictions, reserve requirements, etc.) are similar across the CPV Group’s projects’ Term Loan A financing agreements, while the Term Loan B market refinancing terms are slightly less restrictive, as customary in this market. In each market and often within each project loan, lenders extended loans to the CPV Group’s projects either according to a credit spread based on the LIBOR, variable base interest or fixed interest. To minimize exposure to potential interest rate risk, the CPV Group executes interest rate hedges for the main exposure at each project level, whereby the Project Companies pay the major financial institutions fixed rate interest and receive variable interest payments for certain terms, according to the terms and conditions of the project and loan. For the LIBOR-based loans, the credit agreements and interest rate hedging arrangements include market-standard provisions to accommodate the eventual replacement of LIBOR as a benchmark interest rate.

Set forth below is a summary the main commercial terms and conditions of the key senior debt facilities of the CPV Group’s Project Companies. The balances are presented in millions of dollars, represent 100% of the debt balance of each project company, including interest payable, and include fair‑value adjustments that were made on the acquisition date of the CPV Group. The loan amounts under the term loans are presented as at the date noted, and to the extent they are withdrawn and repaid, they may not be withdrawn again.

It is noted that the main financing agreements include, among other things, non-standard terms and conditions that are customary in agreements for projects of this type, provisions regarding mandatory prepayments, various grounds for repayment, fees and commissions in respect of credit facilities, annual fees and commissions relating to the issuance of LC and additional customary terms and conditions. In addition, as part of the financing agreements, collaterals have been provided and liens were placed on all the project assets. It is further noted that as at the financial statements approval date, there are no grounds for calling any of the financing agreements for immediate repayment.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

C.	Loans of the Project companies in the CPV Group: (contd.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanisms and interest rates for term loan / ancillary facilities	Repayment dates and final repayment	Covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at June 30 2021
Fairview	March 24 2017 (as amended in February 2020).	USD	• Variable interest - LIBOR plus a spread ranging from 2.50% to 2.75% per year. • Fixed interest - at a rate of 5.78% per year.
The final repayment date is June 30 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

Execution of a distribution is subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).

The main grounds for calling for immediate repayment or breach events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and power – all in accordance with and subject to the terms and conditions, definitions and periods detailed in the financing agreement.
NIS 2,066 million (approximately USD 634 million).
Towantic	March 11 2016 (as amended in July 2019).	USD	LIBOR interest plus a spread ranging from 3.25% to 3.75%.
The final repayment date is June 30 2025. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).
NIS 1,966 million (approximately USD 603 million).
Shore	Term Loan B credit dated December 27 2018.	USD	LIBOR rate plus a 3.75% spread per term loan and a spread of 3% for ancillary credit facilities.
Final repayment date of loans and ancillary credit facilities: Term loan - December 27 2025; ancillary credit facilities - December 27 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

Historical debt service coverage ratio of 1:1 during the last 4 quarters. Execution of a distribution is conditional on the project company’s compliance with a number of conditions, including compliance with reserve requirements (as provided in the agreement), and that no grounds for repayment or breach event exists in accordance with the financing agreement.
NIS 1,614 million (approximately USD 495 million).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

C.	Loans of the Project companies in the CPV Group: (contd.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanism and interest rate for term loan / ancillary facilities	Date of principal repayment	Financial covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at June 30 2021
Maryland	August 2014 (renewal of credit in May 2021 as part of a Term Loan B type in the amount of approximately USD 350 million).	USD	Interest on loan: LIBOR plus spread of 4%. Interest on ancillary facilities: LIBOR plus spread of 2.75%.
After renewal of the credit, the final repayment date of the term loan is in May 2028 and the ancillary facilities - in November 2027.

The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).

After renewal of the term loan b facility, historical debt service coverage ratio of 1:1 during the last 4 quarters. Execution of a distribution is conditional on the project company’s compliance with a number of conditions, including compliance with reserve requirements (as provided in the agreement), and that no grounds for repayment or breach event exists in accordance with the financing agreement.

The main grounds for calling for immediate repayment or breach events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and power (as the case may be) – all in accordance with and subject to the terms and conditions, definitions and periods detailed in the financing agreement. Furthermore, for projects under construction, the grounds for calling for immediate repayment is failure on behalf of the equity investors to inject fund during the course of construction.
NIS 1,236 million (approximately USD 379 million)
Valley	June 2015 (as amended in April 2021)	USD	• LIBOR with the addition of a 3.50-3.75% spread
The final repayment date is June 30 2023. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini‑perm” financing).
In April 2021 certain expedients were granted in connection with the ancillary credit facilities in exchange for a commitment by the investors in the project to provide a total of USD 10 million in own capital (USD 5 million was provided in April 2021 by the CPV Group). The expedients pertain to a waiver of the annual repayment obligation of the working capital loans and release of USD 5 million in restricted working capital due to a regulatory permit, as stated in Section 17 to the 2020 Periodic Report.

Execution of a distribution is subject to the project company’s compliance with several terms and conditions, including compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the requirements of obtaining a certain permit as stated in Section 17.8 to the 2020 Periodic Report, compliance with the debt balances target defined in the agreement, and that no ground for repayment or breach event exists (as defined in the financing agreement).
NIS 1,997 million (approximately USD 612 million)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

C.	Loans of the Project companies in the CPV Group: (contd.):

Borrower	Date of completion / restructuring of financing agreement	Linkage basis	Mechanism and interest rate for term loan / ancillary facilities	Date of principal repayment	Financial covenants and distribution restrictions	Grounds for calling for immediate repayment	Outstanding debt As at June 30 2021
Three Rivers	August 2020	USD	• Variable interest - LIBOR plus a spread ranging from 3.5% to 4% per year. • Fixed interest - at a rate of 4.75% per year.
The final repayment date is June 30 2028. The rate and scope of the repayment of the loan principal varies until the final repayment, in accordance with a combination of amortization and cash sweep repayment mechanisms (“mini-perm” financing”).

Execution of a distribution is subject to the project company complying with a number of conditions, including compliance with terms and conditions for conversion of the loan from a construction loan to an operating loan, and after the conversion - compliance with a minimum debt service coverage ratio of 1.2 during the 4 quarters that preceded the distribution, compliance with reserve requirements (pursuant to the terms of the financing agreement), compliance with the debt balances target defined in the agreement, and that no grounds for repayment or breach event exist (as defined in the financing agreement).

The main grounds for calling for immediate repayment or breach events are as follows: the financing agreement includes grounds for repayment that are standard in agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, failure of the own capital investors to inject funds during the construction phase, non‑payment events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding government approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and power – all in accordance with and subject to the terms and conditions, definitions and amendment periods of the financing agreement.
NIS 1,690 million (approximately USD 518 million).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (contd.)

D.	Main agreements of the Project Companies in the CPV Group:

1.	Partnership agreements in the Project Companies:

As a rule, each of the Project Companies in the CPV Group entered into an agreement with all other owners of rights to the project (if any), for the establishment of a limited liability company; the agreement sets forth each partner’s rights and obligations with respect to the applicable project (each, hereinafter - an “LLC Agreement”). Most LLC Agreements contain customary provisions for agreements of this type restricting the transfer of rights, including terms and conditions for permissible transfers, minimum equity percentage transfer requirements and rights of first offer. The CPV Group is often obliged to maintain at least a minimum ten percent equity ownership in a project company for up to five years after closing of construction financing. Each project company is governed by a board of directors selected by the members. Certain material decisions typically require unanimous approval by all partners, including, inter alia, declaring insolvency, liquidation, sale of assets or merger, entering into or amending material agreements, taking on debt, initiating or settling litigation, engaging critical service providers, approving the annual budget or making expenditures exceeding the budget, and adopting hedging strategies and risk management policies. The Project Companies of the CPV Group do not have employees. All Project Companies of the CPV Group are operated by means of a series of agreements, inter alia as detailed in this section below.

2.	Natural gas projects activity:

All active conventional projects trade and participate in the sale of capacity, power and ancillary services in their respective ISO or RTO. Typically, every day the CPV Group conducts the process of forecasting and planning for the next operating day. After making preparations in terms of purchasing adequate natural gas to support the expected power generation activity, offers are submitted to the Day-Ahead market. In addition, revisions are made throughout the day for actual operations occurring that day (the real-time market), which include purchases and sales of natural gas and optimizing generation output based on the real-time market price.

3.	RPO agreements:

Fairview, Maryland and Valley entered into economic hedging agreements on the power margins of the Revenue Put Option (hereinafter - “RPO”) type. The RPO is intended to provide the companies a minimum margin from the sale of power on the market for the duration of the agreement. Calculation of the amount of the minimum margin is determined on the basis of a contractual year where the actual settlement dates take place every three months in respect of a partial amount and an annual adjustment is made to the calculation of the total annual margin each year. For purposes of calculating the minimum margin, the agreement makes use of specific parameters, such as utilization, expected generation levels, power and gas prices and other specific operating costs for the project. The RPO periods are until May 31, 2025, for Fairview, until February 28, 2022, for Maryland and until May 31, 2023, for Valley.

4.	Property management agreements:

Each of the CPV Group’s Project Companies entered into an asset management agreement with CPVI (a related party) whereby CPVI provides construction and asset management services. The consideration includes a fixed annual payment, a performance‑based payment and reimbursement of certain expenses, including expenses relating to construction management services (work hours of the construction workers, expenses and expenses incurred by third parties).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

D.	Main agreements of the Project Companies in the CPV Group (contd.):

4.	Property management agreements (contd.)

The terms of the agreements are as follows:
Fairview – seven years from the construction completion date of the power plant, and the agreement may be extended by an additional year. One of the other investors in the project has the right to replace CPVI as the asset manager under an asset management agreement – this being after one year of commercial operation, in coordination with CPVI and after CPVI agrees that the partner has the appropriate capabilities to manage the asset.

Towantic – ten years commencing on the construction completion date of the power plant, which may be extended for an additional period of three years.

Maryland – until December 31, 2028.

Shore – until December 31, 2030.

Valley – five years commencing on the construction completion date of the power plant, which may be extended by an additional period of three years.

Three Rivers - ten years after completion of the construction of the power plant, where the agreement may be extended for an additional year.

5.	Main agreements of the Project Companies in the CPV Group

The Project Companies entered into the following main agreements. It is noted that with respect to the asset‑management agreements and energy‑management agreements of CPV Group companies (including third parties), the said agreements include provisions regarding early termination of the agreements under terms and conditions provided therein. In addition, additional agreements provide the possibility of early termination under the circumstances stipulated therein.

Fairview

Fairview entered into a base contract for the purchase of natural gas (GSPA) at a quantity of up to 180,000 MMBtu per day at market price, as provided in the agreement. Pursuant to the agreement, the gas supplier is responsible for transporting natural gas to the designated supply point and is permitted to supply ethane in place of natural gas up to a rate of 25% of the agreed supply quantity. The agreement commenced upon the commercial operation of the power plant and ends on May 31 2025.

Fairview entered into a service agreement with its original equipment manufacturer, for the supply of spare parts and maintenance services for the combustion turbines. The agreement went into effect on December 27 2016 (“the Effective Date”) and ends on the earlier of: (a) 25 years from the Effective Date; or (b) when specific milestones are reached on the basis of use and wear and tear. Fairview pays a fixed and a variable amount as of the date of the commercial operation.

Fairview entered into an agreement for operation and maintenance of the power plant. The agreement period is three years from the construction completion date of the power plant; the agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives notice of termination of the agreement based on its terms.

Fairview entered into an energy management agreement with CPV Energy and Marketing Services, LLC (hereinafter – “CEMS”) - a related company of the CPV Group, to receive consulting services regarding formulation of energy management plans, risk management and performance strategy. The agreement terminates on December 31, 2025 and has two extension options of five years each.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

D.	Main agreements of the Project Companies in the CPV Group (contd.):

5.	Main agreements of the Project Companies in the CPV Group (contd.):

Towantic

Towantic entered into an interruptible service agreement for gas transmission. The agreement allows, but does not require Towantic to transmit gas from Iroquois to Algonquin Gas Transmission at interruptible transmission rates. In addition, Towantic entered into a service agreement pursuant to which Towantic is guaranteed gas transmission of 2,500 MMBtu per day, at the AFT 1 tariff. The agreement entered into effect on August 1 2018 and terminates on March 31 2022; it is automatically renewed for periods of one year, unless one of the parties terminates the agreement.

Towantic signed an agreement for the supply of natural gas with a North American company. Pursuant to the agreement, up to 115,000 MMBtu per day will be supplied at market prices. The supply period terminates on March 31 2023.

Towantic entered into a maintenance agreement with its original equipment manufacturer, for the provision of maintenance services for the combustion turbines. In consideration for the maintenance services, Towantic pays a fixed and a variable amount as of the date stipulated in the agreement. The agreement period is 20 years.

Towantic entered into an agreement for the operation and maintenance (O&M) of the power plant. The consideration includes a fixed and variable amount, a performance‑based bonus, and reimburses for employment expenses, including payroll costs and taxes, subcontractor costs and other costs. In July 2021, the agreement was extended, and the agreement term spans from 2022 to 2024. The agreement includes an extension/renewal clause for a period of one year, unless one of the parties gives a termination notice in accordance with that provided in the agreement.

Towantic entered into an energy management agreement (EMA) for consulting regarding formulation of energy management plans, risk‑management and performance strategy with CEMS, for a period ending on March 31 2026, with two 5-year extension options.

Maryland

Maryland has entered into an agreement to purchase natural gas, with a North American company, in the amount of up to 132,000 MMBtu per day at market price, until October 31, 2022.

Maryland entered into a natural gas transmission agreement for guaranteed daily capacity in respect of predetermined quantities of gas. The agreement period is 20 years, which commenced on May 31, 2016, with an option for Maryland to extend it by an additional 5 years. The annual payment under the agreement is approx. USD 5 million.

Maryland entered into a service agreement with its original equipment manufacturer. Maryland may acquire additional services under the agreement, as needed. The payments under the agreement consist of minimum annual fixed payments, variable quarterly payments based on operating parameters of the defined equipment, and fixed quarterly management fees. Excluding the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (a) the date on which the equipment reaches a defined milestone; or (b) 25 years from the signing date on – August 8, 2014.

Maryland entered into an agreement for the operation and maintenance of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll costs and taxes, subcontractor costs and other costs.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

D.	Main agreements of the Project Companies in the CPV Group (contd.):

5.	Other main agreements of the CPV Group’s Project Companies: (contd.):

Maryland (contd.):

Maryland entered into an energy management agreement with CEMS for provision of certain services relating to sale of merchant energy, capacity and ancillary services. The consideration includes a fixed monthly payment, plus reimbursement of expenses during the agreement period. In addition, the agreement includes provisions for reimbursement of expenses to CEMS in respect of services provided to Maryland by third parties. The agreement period is from December 15, 2020, to December 31, 2025, where Maryland has an option to extend the agreement period twice for five additional years, at its discretion.

Shore

Shore entered into an agreement for the purchase of natural gas, according to which the gas supplier is to supply 120,000 MMBtu of gas per day at a price linked to the market price. The agreement period is until October 31, 2022.

Shore entered into several agreements with an inter‑state pipeline company (a service agreement, an interconnect agreement, a construction agreement and an operating agreement). Pursuant to the agreements, natural gas connection and transmission services are provided to Shore by means of a pipeline the start of which is an existing inter‑state pipe and reaches the facility’s connection point. Shore paid a down payment to the supplier for said services. The period of the gas transmission agreement is 15 years (up to April 2030), and there is an option to extend the agreements twice by ten years. The annual payment under the agreement is approx. USD 6 million.

Shore entered into an agreement with an interstate gas pipeline company for connection of a second unilateral gas pipeline to serve the power plant. According to the provisions of the agreement, the interstate pipeline company will work to construct, install, own, operate and maintain the pipeline leading to the power plant. Shore expects the construction of the pipeline to be completed by the end of 2021. Upon completion, it will start paying usage fees.

On December 22, 2017, Shore entered into an amended service agreement with its original equipment manufacturer. Shore may acquire additional services under the agreement, as needed. The consideration consists of a fixed minimum annual payment, variable quarterly payments based on operating parameters of the defined equipment, and quarterly management fees. In addition to the minimum annual payment, the remaining payments increase by 2.5% every year. The agreement ends on the earlier of: (a) the date on which the equipment reaches a defined milestone; or (b) 20 years from the signing date.

Shore entered into an agreement for the operation and maintenance of the power plant; the consideration includes fixed annual management fees, a performance‑based bonus and reimbursement of employment expenses, including payroll and taxes, subcontractor costs and other costs as provided in the agreement.

Shore entered into an energy management agreement for with CEMS for provision of certain services relating to sale of energy, capacity and ancillary services. The agreement includes a fixed monthly payment, plus reimbursement of expenses during the agreement period, as well as reimbursement of expenses incurred by CEMS in respect of services provided by third parties for Shore. The agreement period is from December 15, 2020, to December 31, 2025. Shore has an option to extend the agreement term twice for five additional years, at its discretion.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

D.	Main agreements of the Project Companies in the CPV Group (contd.):

5.	Other main agreements of the CPV Group’s Project Companies: (contd.):

Valley

Valley entered into an agreement for the supply of natural gas of up to 127,200 MMBtu per day at a price linked to the market price. Pursuant to the agreement, the supplier is responsible for transmission of natural gas to the designated supply point. The period of the agreement is up to May 31, 2023.

Valley signed an agreement with an inter‑state pipeline company for the licensing, construction, operation and maintenance of a pipe and measurement and regulating facilities, from the inter‑state pipeline system for transmission of natural gas up to the power plant. The supplier provides 127,200 MMBtu per day of firm natural gas delivery at an agreed price during a period ending March 31, 2033. In addition, Valley signed an agreement for provision of transmission services (firm) of 35,000 MMBtu per day, for a period of 15 years ending on March 31, 2033. The annual payment under the agreement is approx. USD 21 million.

Valley entered into an agreement with its original equipment manufacturer, for maintenance services for the combustion turbines. The consideration includes fixed and variable amounts from the initial activation date of the turbines. The agreement period is the earlier of: (a) 132,800 equivalent base load hours; or (b) 29 years from June 9, 2015.

Valley entered into an operation and maintenance agreement (O&M) of the power plant with a partner in the project. The consideration includes fixed annual management fees, an operation bonus, and reimbursement of certain costs as provided to the agreement. The agreement period is five years from the construction completion date of the power plant, and the agreement may be renewed for an additional three years.

Valley entered into an energy management agreement for the provision of management services in connection with fuels, power management, risk management and additional defined services. The consideration includes a fixed monthly payment and reimbursement of certain costs. The period of the agreement is up to October 31, 2022, and Valley may extend the agreement.

Three Rivers

Three Rivers entered into two agreements for the supply of natural gas. The agreements supply 139,500 MMBtu per day to the power plant from the power plant’s activation date for a period of five years, and a reduced quantity of 25,000 MMBtu per day from the fifth year of operation of the power plant and up to the tenth year. The price of natural gas delivered under these agreements is linked to the day-ahead power price at the connection point to the grid in the ComEd region within PJM. The agreements include an obligation to purchase a minimum amount/quantity of natural gas (TOP), and Three Rivers has the right to resell any excess gas.

Three Rivers entered into two connection agreements (for the transmission of gas), each sufficient to fulfil the entire demand of the power plant. One agreement is an interconnect agreement with an inter‑state pipeline company for transmission of natural gas. The agreement sets forth the responsibility of the parties in connection with the design, construction, ownership, operation and management of a pipeline as well as connection and pressure equipment. Based on the agreement, Three Rivers will bear the costs of all the said facilities, which are included in expected construction cost in the above table. The second agreement is an additional interconnect agreement with an inter‑state pipeline company for transmission of natural gas. Under the agreement, the counterparty is responsible for the design and construction to the existing pipeline. The counterparty to the agreement will remain the owner of these facilities and will operate them, and Three Rivers will bear the development and construction costs, which are included in the construction cost.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

D.	Main agreements of the Project Companies in the CPV Group (contd.):

5.	Other main agreements of the CPV Group’s Project Companies: (contd.):

Three Rivers (contd.):

Three Rivers entered into an agreement for the transmission of gas with an inter‑state pipeline company and its Canadian affiliate, for firm transmission of natural gas from Alberta, Canada to the power plant. The agreements include capacity of 36.2 MMcf per day, at agreed prices. The agreement period is 11 years from the signing date of the agreement on November 1, 2020; the counterparty may extend the agreement by an additional year with a prior notice of 12 months.

Three Rivers entered into an agreement for the acquisition of power generation equipment (power generation equipment) and related services, with an international company specializing in design and manufacture of equipment, including that required for a power generation facility. The said equipment includes two units, with each consisting of the following main components: a gas or combustion turbine; a heat recovery steam generator; a steam turbine; a generator; a continuous control system for emissions and additional related equipment. The equipment supplier is responsible for delivery and installation in accordance with the provisions of the agreement. In addition, the supplier is to provide technical consulting services to Three Rivers in order to support the installation process, commissioning, inspections and operation of all the equipment. Pursuant to the terms and conditions of the agreement, Three Rivers will pay the third party in instalments based on reaching milestones.

Three Rivers entered into a construction, engineering, acquisition and building agreement with an international engineering, acquisition and construction contractor. Pursuant to the agreement, the contractor will design and construct the required components of the power plant, to integrate all the equipment required for the power plant.

Three Rivers entered into a service agreement with its original equipment manufacturer, for maintenance services for the combustion turbines. The consideration includes a fixed and a variable amount as of the commercial operation date. The agreement went into effect on August 21, 2020 (“the Effective Date”) and ends on the earlier of: (a) 25 years from the Effective Date; or (b) when specific milestones are reached based on use and wear and tear.

Three Rivers entered into an agreement for the operation and maintenance of the power plant. The consideration includes fixed annual management fees, a performance‑based bonus, and reimburses for employment expenses, payroll costs and taxes, subcontractor costs and other costs. The period of the agreement will commence during the construction period and will run up to about 3 years from the date of completion of construction of the power plant.

E.	Attachment of financial statements

The Group attaches to these condensed interim financial statements the condensed interim financial statements of Valley and Towantic (hereinafter - “Material Associate”).

The functional currency and the presentation currency of the Material Associate is the US dollar. For details regarding the changes in the currency exchange rate of the dollar in the reporting period – see Note 4.

The financial statements of the Material Associate are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below are the adjustments to comprehensive income, total assets, total liabilities and Partnership’s equity to reflect those variances.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

1)	Statement of Financial Position:

		As at June 30 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C,D	823,911	(193,371)	630,540
Intangible assets	D	10,494	(10,494)	-
Other assets		151,105	-	151,105

Total assets		985,510	(203,865)	781,645

Accounts payable and deferred expenses	A	24,241	(851)	23,390
Other liabilities		626,636	-	626,636

Total liabilities		650,877	(851)	650,026

Partners’ equity	A,C	334,633	(203,014)	131,619

Total liabilities and equity		985,510	(203,865)	781,645

		As at June 30 2020
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A,D	848,987	17,473	866,460
Intangible assets	D	10,160	(10,160)	-
Other assets		204,781	-	204,781

Total assets		1,063,928	7,313	1,071,241

Accounts payable and deferred expenses	A	17,186	(997)	16,189
Other liabilities		631,680	-	631,680

Total liabilities		648,866	(997)	647,869

Partners’ equity	A	415,062	8,310	423,372

Total liabilities and equity		1,063,928	7,313	1,071,241

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

1)	Statement of Financial Position: (contd.)

		As at December 31 2020
		(Audited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A,D	836,428	20,479	856,907
Intangible assets	D	10,657	(10,657)	-
Other assets		175,692	-	175,692

Total assets		1,022,777	9,822	1,032,599

Accounts payable and deferred expenses	A	19,140	(1,228)	17,912
Other liabilities		618,057	-	618,057

Total liabilities		637,197	(1,228)	635,969

Partners’ equity	A	385,580	11,050	396,630

Total liabilities and equity		1,022,777	9,822	1,032,599

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

2)	Statements of income and other comprehensive income:

		For the six-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		46,090	-	46,090
Operating expenses	A	72,023	(2,316)	69,707
Depreciation and amortization	C	12,862	(2,922)	9,940
Impairment of property, plant & equipment	A	-	219,302	219,302

Operating loss		(38,795)	(214,064)	(252,859)

Finance expenses	B	16,235	(1,415)	14,820

Loss for the period		(55,030)	(212,649)	(267,679)

Other comprehensive income (loss) - interest rate swaps	B	4,083	(1,415)	2,668

Comprehensive loss for the period		(50,947)	(214,064)	(265,011)

		For the six-month period ended June 30, 2020
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		75,299	-	75,299
Operating expenses	A	64,259	(2,498)	61,761

Operating profit		11,040	2,498	13,538

Loss on sale of assets		12	-	12
Finance expenses	B	19,979	18	19,997

Profit (loss) for the period		(8,951)	2,480	(6,471)

Other comprehensive loss - interest rate swaps		(9,249)	-	(9,249)

Comprehensive income (loss) for the period		(18,200)	2,480	(15,720)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

2)	Statements of income and other comprehensive income: (contd.)

		For the three-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		17,220	-	17,220
Operating expenses	A	27,795	(850)	26,945
Depreciation and amortization	C	6,430	(1,738)	4,692

Operating income (loss)		(17,005)	2,588	(14,417)

Finance expenses	B	8,068	(1,889)	6,179

Profit (loss) for the period		(25,073)	4,477	(20,596)

Other comprehensive income (loss) - interest rate swaps	B	1,758	(1,888)	(130)

Comprehensive income (loss) for the period		(23,315)	2,589	(20,726)

		For the three-month period ended June 30, 2020
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		2,345	-	2,345
Operating expenses	A	27,345	(1,000)	26,345

Operating income (loss)		(25,000)	1,000	(24,000)

Finance expenses		10,403	-	10,403

Profit (loss) for the period		(35,403)	1,000	(34,403)

Other comprehensive income (loss) - interest rate swaps		372	(1)	371

Comprehensive income (loss) for the period		(35,031)	999	(34,032)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

Adjustments in respect of Valley (contd.)

3)	Adjustment to equity and comprehensive income:

		As at June 30 2021	As at June 30 2020	As at December 31 2020
		(Unaudited)	(Unaudited)	(Audited)
		In USD thousand	In USD thousand	In USD thousand

Partners’ equity from the Partnership balance sheet according to US GAAP		334,633	415,062	385,580
IFRS adjustments:
Costs of periodic maintenance at the power plant	A	13,367	8,310	11,050
Impairment of property, plant & equipment	C	(216,381)	-	-

Partners’ equity after adjustments to IFRS		131,619	423,372	396,630

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

4)	Material adjustments to the statement of cash flows

		For the six-month period ended June 30, 2021
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B,C	(55,030)	(212,649)	(267,679)

Net cash used in operating activities		(1,776)	-	(1,776)
Net cash used in investing activities	E	(255)	(9,973)	(10,228)
Net cash provided by financing activities		11,709	-	11,709

Net increase (decrease) in cash and cash equivalents		9,678	(9,973)	(295)

Balance of cash and cash equivalents at beginning of period	E	89	334	423

Restricted cash balance at beginning of period	E	87,700	(87,700)	-

Balance of cash and cash equivalents at end of period	E	88	40	128

Restricted cash balance at end of period	E	97,379	(97,379)	-

		For the six-month period ended June 30, 2020
		(Unaudited)
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B,C	(8,951)	2,480	(6,471)

Net cash from operating activities		8,791	-	8,791
Net cash used in investing activities	E	(4,347)	11,044	6,697
Net cash used in financing activities		(15,755)	-	(15,755)

Net decrease in cash and cash equivalents		(11,311)	11,044	(267)

Balance of cash and cash equivalents at beginning of period	E	22	1,295	1,317

Restricted cash balance at beginning of period	E	114,562	(114,562)	-

Balance of cash and cash equivalents at end of period	E	64	986	1,050

Restricted cash balance at end of period	E	103,209	(103,209)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

4)	Material adjustments to the statement of cash flows (contd.)

		For the three-month period ended June 30, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B,C	(25,073)	4,477	(20,596)

Net cash used in operating activities		(8,446)	-	(8,446)
Net cash used in investing activities	E	(83)	(4,100)	(4,183)
Net cash provided by financing activities		140	-	140

Net decrease in cash and cash equivalents		(8,389)	(4,100)	(12,489)

Balance of cash and cash equivalents at beginning of period	E	71	12,546	12,617

Restricted cash balance at beginning of period	E	105,785	(105,785)	-

Balance of cash and cash equivalents at end of period	E	88	40	128

Restricted cash balance at end of period	E	97,379	(97,379)	-

		For the three-month period ended June 30, 2020
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the period	A, B,C	(35,403)	1,000	(34,403)

Net cash from operating activities		11,488	-	11,488
Net cash used in investing activities	E	(283)	(2,589)	(2,872)
Net cash used in financing activities		(11,640)	-	(11,640)

Net decrease in cash and cash equivalents		(435)	(2,589)	(3,024)

Balance of cash and cash equivalents at beginning of period	E	94	3,980	4,074

Restricted cash balance at beginning of period	E	103,614	(103,614)	-

Balance of cash and cash equivalents at end of period	E	64	986	1,050

Restricted cash balance at end of period	E	103,209	(103,209)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 7 – ASSOCIATES (CONTD.)

E.	Attachment of financial statements (contd.)

Adjustment in respect of associates’ financial statements which are not prepared in accordance with IFRS and were attached to the Company’s financial statements (contd.)

Adjustments in respect of Valley (contd.)

5)	Explanations for the main differences between US GAAP and IFRS:

A.
Maintenance costs under the LTCP agreement: under IFRS, variable payments which were paid in accordance with the milestones as set in the LTCP agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with IFRS 9 - Financial Instruments - Valley recognizes the adjustments relating to the ineffective portion of its gain or loss on the hedging instrument used to hedge its cash flows. Under US GAAP, in accordance with ASU 2017-12 there is no ineffective portion.

C.
Property, plant and equipment: during the course of the first quarter of 2021, there were indications for impairment that require testing the items for impairment in accordance with both sets of standards: IFRS and US GAAP. In accordance with IAS 36, the carrying amount exceeded the recoverable amount (the discounted cash flows expected to arise from the asset for Valley) and therefore an impairment loss was recognized in the first quarter of 2021.  In accordance with ASC 360, the undiscounted cash flows that Valley expects to generate from the asset exceed the carrying amount. Therefore, no impairment was recorded in accordance with US GAAP.

D.	Intangible assets: intangible assets that fall within the scope of ASC 350: Intangibles - Goodwill and Others - are defined as property, plant and equipment in accordance with IAS 16.

E.	Restricted Cash: The difference is due to a difference in the presentation of restricted cash in the cash flow statements between IFRS and US GAAP.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 8 – SEGMENT REPORTING

As a result of acquisition of the CPV Group in January 2021 (as stated in Note 6), which is engaged in development, construction and management of renewable energy and conventional (advanced-generation, gas-powered combined‑cycle power plants) in the United States, as of the first quarter of 2021 the Group presents two geographic operating segments that constitute strategic business units of the Group. These strategic business units include products and services and are managed separately for resource allocation and evaluation of performance purposes due to the fact that they are located in different geographic regions. For each strategic business unit, the chief operational decision maker regularly reviews the internal managerial reports. In addition, the segment’s results are based on the Company’s profit (loss) before depreciation and amortization, changes of the fair value of derivative financial instruments, net finance expenses or income, and income taxes attributed to the Group’s reportable segments, as well as net of on-off income (expenses) (“Adjusted EBITDA”). The data of associates in this note are included by way of proportionate consolidation according to the CPV Group's holding rate. The information on subsidiaries in this note is presented in full without adjustment to the holding rate. The adjustment column adjusts the results to the income statement mainly as a result of presenting the data of associates. Set forth below is a brief description of the business activities of each of the Group’s operating segments:

•
Israel – the holding, generation and supply of power and energy in Israel segment. In this operating segment, the Group is engaged in the generation and supply of power and energy to private customers, the IEC and system operator, as well as in the initiation, development, construction and operation of power plants and power generation facilities.

•
United States – Development, construction and management of renewable energy and conventional (gas-fired) power plants in the United States. In this operating segment, the Company is engaged in the holding, development, construction and management of renewable energy and conventional (gas-fired) power plants in the United States and in the holding of rights in operational and under-construction renewable energy and conventional power plants. Furthermore, the Company is engaged in provision of management services to power plants in the United States that are owned by the Group and by third parties.

The Company manages its operations in Israel under a single operational roof, mainly through OPC Israel and its operations in the United States under another operational roof through the CPV Group.

	For the six-month period ended June 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	650	426	(358)	718

Adjusted EBITDA for the period	147	112	(14)	245

Depreciation and amortization	(70)	(78)	58	(90)
Finance expenses, net	(60)	(67)	52	(75)
Loss from revaluation of financial instruments	-	(90)	90	-
Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	-	13	(13)	-
Share in losses of associates	-	-	(196)	(196)
One-off expenses	-	(41)	-	(41)
	(130)	(263)	(9)	(402)

Profit (loss) before taxes on income	17	(151)	(23)	(157)

Taxes on income (tax benefit)	3	(50)	-	(47)

Net income (loss)	14	(101)	(23)	(110)

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 8 – SEGMENT REPORTING (CONTD.)

	For the three-month period ended June 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	300	244	(202)	342

Adjusted EBITDA for the period	47	54	(8)	93

Depreciation and amortization	(35)	(44)	32	(47)
Finance expenses, net	(31)	(34)	8	(57)
Loss from revaluation of financial instruments	-	(43)	43	-
Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	-	7	(7)	-
Share in losses of associates	-	-	(100)	(100)
One-off expenses	-	(39)		(39)
	(66)	(153)	(24)	(243)

Income (loss) before taxes on income	(19)	(99)	(32)	(150)

Tax benefit	(6)	(34)	-	(40)

Net loss	(13)	(65)	(32)	(110)

NOTE 9 – ADDITIONAL INFORMATION

A.	General

1.
In December 2020, the Israeli Electricity Authority published a decision that entered into effect on January 1, 2021, regarding the update of the 2021 tariffs, whereby the rate of the generation component was reduced by approximately 5.7% - from NIS 267.8 per MWh to NIS 252.6 per MWh. A decrease in the generation component, as stated, has an adverse effect on the Company’s profits in 2021 compared with 2020.

2.
In the six‑month periods ended June 30, 2021, and June 30, 2020, the Group purchased property, plant and equipment other than for cash, in the amounts of approximately NIS 70 million and approximately NIS 3 million, respectively.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

B.	The Company

1.	Equity compensation plan

A.	Allotment to the Chairman of the Board of Directors

In January 2021, the Company’s Board of Directors approved (after approval by the Company’s Audit and Compensation Committee) the service and employment terms and conditions of Mr. Yair Caspi as Chairman of the Company’s Board of Directors, which include, inter alia, the allocation of 367,252 options. In February 2021, the General Meeting of the Company’s shareholders approved Mr. Yair Caspi’s service terms and conditions in accordance with the approval of the Board of Directors. In March 2021, the TASE approved to list for trading 367,252 shares, that will arise from exercise of the options, and the options were issued to Mr. Caspi shortly thereafter, on March 10, 2021.

The options are non‑marketable, each exercisable into one ordinary share of the Company, for a total of 367,252 ordinary shares of the Company of NIS 0.01 par value each. The options were issued in accordance with the Company’s option plan, as stated in Note 17B to the Annual Financial Statements, and under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting terms and conditions and the expiration dates of the Options are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche 1	After 12 months will have elapsed from the allotment date	After 36 months will have elapsed from the vesting date
Tranche 2	After 24 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 3	After 36 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 4	After 48 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date

The exercise price of each allocated option is NIS 32.78 (non-linked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on approval date of the allocation by the Board of Directors, using the Black and Scholes model, was NIS 13.07 per option. The calculation is based on the monthly standard deviation of 38.8%, an annual risk‑free interest rate for the period of 0.2% to 0.4%, an expected life of 4 to 6 years and share price of a Company’s stock on January 10, 2021, which was NIS 36.01.

The cost of the benefit implicit in the offered securities, which is based on the fair value as at the date of their issuance, amounted to approximately NIS 5 million. This amount will be recorded in profit and loss over the vesting period of each tranche.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

B.	The Company (contd.)

1.	Equity compensation plan (contd.)

B.	Allotment to the CEO

In April 2021, the Company’s Board of Directors approved (after approval by the Company’s Compensation Committee) changes to the service and employment terms of Mr. Giora Almogy as the Company’s CEO. Further to discussions with the Company’s shareholders and entities advising them, in June 2021 the Company’s Compensation Committee and Board of Directors approved an amendment to the changes in the CEO’s terms of service. The said amendment was approved by the Company’s General Meeting in June 2021; it includes, among other things, the allocation of 1,252,832 options.

The options are non‑marketable, each exercisable into one ordinary share of the Company, for a total of 1,252,832 ordinary shares of the Company of NIS 0.01 par value each. The options shall be allocated in four equal tranches in accordance with the Company’s revised compensation policy under the capital gains track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance. The vesting terms and conditions and the expiration dates of the Options are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche 1	After 12 months will have elapsed from the allotment date	After 36 months will have elapsed from the vesting date
Tranche 2	After 24 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 3	After 36 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 4	After 48 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date

The exercise price of each allocated option is NIS 34.46 (non-linked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on the date of approval of the allotment by the Board of Directors, using the Black and Scholes model, is NIS 9.54 per option. The calculation is based on a standard deviation of 35%, an annual risk‑free interest rate for the period of 0.35% to 0.59% an expected life of 4 to 6 years and a closing price of the share on the last trading day prior to the date of the decision of the Board of Directors of NIS 33.05.

The cost of the benefit implicit in the offered securities, which is based on the fair value as at the date of their issuance, amounted to about NIS 12 million. This amount will be recorded in profit and loss over the vesting period of each tranche.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

B.	The Company (contd.)

1.	Equity compensation plan (contd.)

C.	Additional changes in the reported period and thereafter

Further to what is stated in Note 17B2 to the Annual Financial Statements, in January 2021 the Company issued additional 101,989 ordinary Company shares of NIS 0.01 par value to Group officers following net exercise notifications pertaining to 187,760 options. The weighted‑average price per share on the exercise date of the options was NIS 36.45.

During the reporting period and subsequent to the report date, the Company issued 7,183 ordinary shares of NIS 0.01 par value each of the Company and 44,899 ordinary shares of the Company of NIS 0.01 par value each, respectively, to the Group’s officers in view of the vesting of the first and third tranche, respectively, of the RSUs awarded to them as part of an equity-based compensation plan to Company’s employees as described in Note 17B to the Annual Financial Statements.

2.
In January 2021, the Company issued Altshuler Shaham Ltd. (hereinafter – “Altshuler”) and entities managed by Altshuler (hereinafter, jointly in this section – “the Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares allocated to the Offerees is NIS 34 per ordinary share, which was determined in negotiations between the Company and the Offerees, and the gross proceeds from the issuance amounted to about NIS 350 million. The issuance expenses amounted to about NIS 4 million.

3.	Changes in the Company’s material guarantees:

A.
Further to that stated in Note 15D(3) to the Annual Financial Statements regarding a capital injection agreement of Zomet in the reporting period, in light of the provision of the balance of the shareholders’ equity to Zomet, the bank guarantee provided by the Company - in the amount of approximately NIS 85 million - was cancelled, and the deposit, in the amount of approximately NIS 43 million, which served as collateral for the said guarantee, was released.

B.
Further to that stated in Note 24A(3) to the Annual Financial Statements regarding a compromise agreement in respect of the amount of development levies payable to the Shafir Regional Council, in the reporting period, the guarantee, in the amount of approximately NIS 21 million, expired.

C.
Further to that stated in Note 15D(2) to the Annual Financial Statements regarding Hadera’s financing agreement, in the reporting period, a bank guarantee in the amount of approximately NIS 50 million, which was provided by the Company in favor of the lenders, was cancelled, and the collateral, in the amount of approximately NIS 25 million, that was provided in respect of the guarantee, was released.

D.
In June 2021, the Company provided a NIS 2 million bank guarantee in favor of the Israeli Electricity Authority, as required in order to obtain a virtual supply license. In addition, after the report date, in July 2021, the Company provided a bank guarantee in the amount of approximately NIS 35 million in favor of the system operator for the purpose of requesting the assignment of certain customers to the virtual supply activity. For further details regarding the virtual supply activity and the virtual supply license, see Note 9B6.

E.
Further to that stated in Note 23D to the Annual Financial Statements, in June 2021 pledged deposits totalling NIS 38 million were released; the said deposits served as a collateral in respect of guarantees provided by the Company in favor of the IEC.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

B.	The Company (contd.)

4.
In January 2021, a subsidiary of the Parent Company transferred to the Company, at no consideration, all its shares and rights (100%) in IC Green Energy Inc. (previously Primus Green Energy Inc.), a company incorporated in New Jersey, USA (hereinafter - “ICG Energy”), which previously owned a renewable energy operation.

During 2005-2020, ICG Energy recorded net operating losses for tax purposes, which as at December 31, 2020 amounted to approximately USD 108 million, and utilizable tax credits in the amount of approximately USD 1.7 million, which may be offset for tax purposes in the United States against future income in the United States, subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets in respect thereof.

Transfer of ICG Energy to the Company was approved by the Company’s Board of Directors and Audit Committee as a transaction that is only for the Company’s benefit, pursuant to Section 1(2) of the Companies Regulations (Expedients in Transactions with an Interested Party), 2000.

In addition, in January 2021, after the transfer of ICG Energy to the Company, the Company transferred its rights and loans in the limited partnership, OPC Power Ventures LP (hereinafter – “OPC Power”) (for details regarding OPC Power and the rights of the Company therein – see Note 25M to the Annual Financial Statements and Note 9J below) to ICG Energy in respect of a loan in the amount of approximately NIS 472 million, and capital notes issued by ICG Energy to the Company, in the amount of approximately NIS 1,188 million. The loan is denominated in shekels, is not linked to the CPI and bears interest at the annual rate of 7%. The loan principal will be repayable at any time that will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by ICG Energy is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the next quarter, but not later than January 2028. The capital notes are repayable only after 5 years will have elapsed from their issuance date; they are denominated in shekels, are not linked to the CPI, and are to be repaid based on the decision of ICG Energy.

Transfer of the shares of ICG Energy to the Company will allow the Company to manage its activities in the United States under ICG Energy. Among other things, the said transfer (subject to compliance with the conditions) will allow tax savings with respect to profits, if any, from the business activities in the United States.

5.
Further to that stated in Note 25K to the Annual Financial Statements, as at the approval date of the financial statements, the Company entered into several agreements, including for the construction and operation of facilities for energy generation on the consumer’s premises by means of natural gas and renewable energy (hereinafter – “the Generation Facilities”) with a total of approximately 90 MW, and construction and supply agreements covering motors for the Generation Facilities, with an aggregate capacity of approximately 58 MW.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

B.	The Company (contd.)

6.
In February 2021 the Israeli Electricity Authority reached a resolution on regulation for suppliers that do not have means of production, and amended the criteria applicable to existing suppliers, so as to open to new suppliers the supply segment in the electricity sector, and to gradually supply to domestic consumers. As part of the resolution, the Israeli Electricity Authority sets criteria and tariffs that will apply to suppliers who do not have means of production, and which allow them to purchase energy for their customers from the system operator, subject to receipt of supply license and the provision of a collateral. Pricing will be based on the SMP (half-hour system marginal price) mechanism and components which are affected, among other things, by peak-time consumption. Regulation to suppliers who do not have means of production is limited to a quota set in the regulation principles and to customers who have continuous meters (36,000 domestic consumers and 15,000 industrial/commercial consumers). Furthermore, as part of the said resolution, and in order to open the supply segment to competition, the Israeli Electricity Authority amended the criteria to suppliers regarding the manner of allocating consumers to private suppliers, the termination of transactions, the transition from one supplier to another and the payment of bills. In May 2021, the Israeli Electricity Authority published draft for public comment of the license for suppliers under virtual supply (hereinafter - the “Virtual Supply License”) and the revised timetable for opening the supply segment to competition; according to the said timetable, the said activity is expected to start on September 1, 2021. Subsequent to the report date and further to the application submitted by the Company, in July 2021 the Company received a Virtual Supply License. Further to the above, the Company filed an application to assign certain customers, in the scope of 110 MW, to the virtual supply activity; and on August 19 2021, the Company was notified by the IEC that the assignment applications filed by the providers have been granted, subject to the completion of technical tests.

C.	Zomet

1.
Further to that stated in Note 11A to the Annual Financial Statements regarding land on which the Zomet power plant is being constructed, in January 2021, a final assessment was provided by the Israel Lands Authority (hereinafter – “ILA”) in respect of the land, whereby the value of the usage fees for the land, for a period of 25 years, in respect of the construction of a power plant with a capacity of 396 MW, amounts to NIS 200 million (hereinafter – “the Final Assessment”). It is noted that in February 2021, the Joint Company submitted a legal appeal of the amount of the Final Assessment and intends to submit an appraiser’s appeal in accordance with ILA’s procedures. In March 2021, a refund was received, in the amount of about NIS 7 million, including linkage differences and interest, in respect of the difference between the capitalization fees effectively paid and the Final Assessment amount.

Subsequent to the report date, in August 2021, Zomet was notified of the rejection of its appeal by ILA and as of the financial statements approval date, Zomet intends to continue the appeals proceedings on the assessment.

2.
Further to that stated in Note 24A(3) to the Annual Financial Statements regarding a compromise agreement in respect of the amount of the development levies payable to the Shafir Regional Council (hereinafter – “the Council”), in February 2021 the legal procedure came to an end by means of a compromise. Under the compromise, the Council agreed to reduce the amount of the levies to approximately NIS 20 million. In March 2021, Zomet paid the Council - in addition to the NIS 13 million already paid in 2019, as stated above - an additional amount of approximately NIS 7 million; the latter amount includes levies in respect of a built‑up area of 11,600 square meters, which has not yet been built, and Zomet has the right to construct the power plant with no additional payment of levies.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

C.	Zomet (contd.)

3.
Further to that stated in Note 25F to the Annual Financial Statements regarding a gas transmission agreement in Zomet, in January 2021, Israel Natural Gas Lines Ltd. revised the budget for the total connection fees to approximately NIS 32 million.

4.
In April 2021 and subsequent to the report date, Zomet made withdrawals of approximately NIS 76 million and NIS 132 million, respectively, from the long‑term loans facility. For more information about Zomet’s long-term loan facility, see Note15D3 to the Annual Financial Statements.

5.	In May 2021, the construction contractor of Zomet gave a "force majeure” notice due to the security events. Zomet rejected those claims.

D.	Hadera

1.
In December 2020 and from January to May 2021, pre-scheduled replacement and renovation work of certain components was performed on the gas turbines in the Hadera Power Plant. In this context, in January 2021, replacement and renovation work in one of the gas turbines was completed, and in May 2021, replacement and renovation work on the second gas turbine was completed. Accordingly, in the first half of 2021, there were about 65 days of maintenance during which the Hadera power plant functioned in partial capacity. Following the replacement and renovation work, the gas turbines function as expected from such turbines.

In March 2022, additional mandatory maintenance work (hereinafter – “the Additional Work”) is expected to be performed on the steam turbine, for a period estimated at 60 days.

2.
Further to that stated in Note 25D of the Annual Financial Statements, it is Hadera’s position, according to the power plant’s construction agreement and based on the position of its legal counsel, that Hadera is entitled to liquidated damages (limited to the maximum specified in the construction agreement) from the construction contractor for delay of the delivery date of the power plant and damages (limited to an amount up to the maximum specified in the construction agreement) for non-compliance with conditions set out in the agreement in connection with the performance of the power plant. It is noted that the construction contractor alleges, among other things, that Hadera does not have any grounds for charging the amounts specified in the agreement.

In May 2021, Hadera received from the construction contractor notice of dispute before instigation of proceedings; in his notice, the construction contractor claims, inter alia, that Hadera does not have any grounds for charging the amounts specified in the agreement in respect of the delay in activation and the performance of the power plant (including by way of offsetting, as outlined below); the contractor also claims that he is entitled to additional consideration of EUR 7 million and that he may renew the guarantee provided in a reduced amount. It should be noted that in June 2021, the bank guarantee provided by the construction contractor (in the original amount, without reduction), was extended through May 31 2022, without derogating from the Contractor’s claims as per his claims. Hadera disputes the claims of the Construction Contractor as raised by him in a notice of dispute before taking legal action (except in respect of an insignificant amount out of said claim, relative to EUR 7 million), and his claims were rejected by it even prior to receiving the Contractor’s said notice. During the period following the receipt of said notice, the parties held negotiations in accordance with the construction agreement providing for a period of time for negotiations between the parties in an attempt to avoid arbitration proceedings; as of the report date, the parties have not reached agreements and there is no certainty that agreements will indeed be reached. Hadera is considering its steps in consultation with its legal counsel. As of this date, the construction contractor has yet to pay compensation (except for amounts unilaterally deducted by Hadera from payments due to the construction contractor, and the construction contractor made allegations in this matter in the above notice). For details regarding compensation from the construction contractor, see Note 25D to the annual financial statements for 2020.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

D.	Hadera (contd.)

3.
In May 2021, Hadera and Rotem received a notice from Noble Energy in connection with emergency discontinuance of service of the Tamar Reservoir as of May 11, 2021, under an order issued by the Minister of Energy in light of the security situation in Israel at the time. It was stated in the notice that, according to Noble Energy’s position, the event constitutes a force majeure event pursuant to its gas agreements with Hadera and Rotem. It should be noted that the supply of gas to Hadera and Rotem during the shutdown period continued without interruption, and gas for that purpose was supplied from the Leviathan reservoir. It should be noted that on May 22, 2021, the supply of gas from the Tamar reservoir was resumed.

4.
Further to that stated in Note 25G of the Annual Financial Statements regarding the Group’s agreements with Energean Israel Limited (hereinafter - “Energean”), in May 2021 Energean sent Rotem and Hadera an updated notice that, due to force majeure events, alleged by Energean, initial gas from the Karish Reservoir is expected in mid-2022.

It should be noted that the agreements with Energean stipulate limited compensation for such delays; the amount of compensation as per the said agreements depends on the reason for the delay, and the compensation cap is lower if the delay is caused by a force majeure event. As of the date of approval of these financial statements, Energean claims that the delay was caused by a force majeure event, and Rotem and Hadera reject those claims.

In June 2021, Rotem and Hadera received a letter from Energean in which Energean announced that it intends to pay Rotem and Hadera the reduced compensation due to delay in commercial operation, since the delay was caused - according to Energean - by a force majeure. It should be noted that in July 2021, Rotem and Hadera informed Energean that they insist that Energean failed to prove that the force majeure clause of agreement can be activated, and that they reserve their rights under the agreements with Energean in that respect, including the right to claim the payment of the full amount of compensation due to a delay.

E.	Rotem

1.
Further to that stated in Note 25C to the Annual Financial Statements regarding an agreement to purchase power from Rotem, on March 17, 2021, Rotem received a letter from the IEC (as the system operator), which includes the open issues between the parties and their positions regarding these issues as viewed by the IEC. In this regard, the IEC raises contentions regarding past accountings in respect of the energy purchase cost for Rotem customers in a case of a load reduction of the power plant by the system operator, and collection differences due to non‑transfer of meter data in 2013 through 2015, in amounts that are immaterial to Rotem. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters raised by the IEC, based on its legal counsel, is different and talks are being held between the parties. As at the financial statements approval date, the open matters, as stated, had not yet been resolved and there is no certainty that the parties will reach an agreement. To the extent the open matters are not resolved, there will be no choice other than to turn to the courts.

2.
Further to that stated in Note 25J to the Annual Financial Statements regarding applicability of the decision of the IEC with respect to deviations from Rotem’s consumption plans, in May 2021, the IEC notified Rotem that, according to its approach, Rotem’s sale of energy to end‑consumers in excess of the power plant’s generation capacity deviates from the provisions of the power acquisition agreement between it and the IEC (as stated in Note 25C to the Annual Financial Statements). Rotem’s position regarding the power purchase agreement is different, and in any event, according to Rotem’s position, the matter is expected to be impacted by supplementary arrangements that are to be determined further to the decision of the Israeli Electricity Authority, as stated in Note 25J to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

E.	Rotem (contd.)

3.
In April 2021, Rotem distributed a dividend in the amount of NIS 40 million. The share of OPC Israel and of the holder of non-controlling interests amounts to NIS 32 million and NIS 8 million, respectively.

4.	For up-to-date information about the agreement between the Tamar Group and Rotem, as described in Note 25G to the Annual Financial Statements, see Note 9D3.

5.	For up-to-date information about the agreement between Energean and Rotem, as described in Note 25G to the Annual Financial Statements, see Note 9D4.

6.
Rotem is considering early repayment of the financing agreement (as described in Note 15D to the Annual Financial Statements). In accordance with an agreement between the shareholders, the shareholders will provide the funds necessary for the early repayment to Rotem, including an early repayment fee, in accordance with their proportionate share, subject to the issuance of debentures by the Company, the proceeds and amount of which will cover the Company’s share of the early repayment.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

F.	AGS Rotem

Further to that stated in Note 24A(6) to the Annual Financial Statements, in January 2021, the Subcommittee for Comments and Objections of the National Planning and Building Committee of the National Infrastructures Committee held a discussion regarding comments and objections with respect to NIP 94. The objections to the plan were rejected, and AGS Rotem Ltd. was requested to make technical revisions to the provisions of the plan, which were made in the beginning of March 2021. Approval of NIP 94 (if approved) is subject to final approval by the National Infrastructures Committee in accordance with the above decision of the National Committee and the National Infrastructures Committee, and approval to proceed with validation by the State of Israel.

G.	OPC Hadera Expansion

Further to what is stated in Note 24A9 to the Annual Financial Statements regarding the environmental impact survey of OPC Hadera Expansion Ltd., in February 2021 National Infrastructure Plan 20B was submitted for review by the District Committees and for public scrutiny; in May and June 2021 two discussions were held which were attended by an investigator appointed for that purpose by the National Infrastructures Committee. As of the report date, the investigator’s report has not yet been published and a date for a discussion about the investigator’s findings by the National Infrastructures Committee has not yet been set.

H.	OPC Sorek 2 Ltd.

In June 2021, OPC Sorek Ltd. (hereinafter - “Sorek 2”) entered into a number of agreements in connection with the construction of the Sorek 2 project, as follows:

Construction and equipment supply agreements

Sorek 2 contracted BHI CO. Ltd. a South Korean-owned corporation that will serve as the project’s construction contractor (hereinafter - the “Construction Contractor”) entered into a “lump sum turn-key” EPC agreement, where under the Construction Contractor will build a gas-fired energy generation facility with an installed capacity of up to 87 MW, all in accordance with the milestones, terms and dates set in relation to each of the agreement’s components (hereinafter - the “Construction Agreement”). IDE group corporation is also a party to the Construction Agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay. Sorek 2’s share in the amount payable to the Construction Contractor is estimated at USD 42 million; this amount also includes the amount payable for the purchase of the gas turbines. The amount payable under the agreement shall be paid in US dollars, euros and shekels. It should be noted that the agreement sets, inter alia, mechanisms for agreed and capped compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

In addition, Sorek 2 also entered into an agreement for the supply of a gas turbine to the energy generation facility with companies of the General Electric group (hereinafter jointly - “GE”). As part of the agreement, GE has undertaken, inter alia, to supply the turbine and related equipment, to provide support to the Construction Contractor, as well as commissioning and testing the equipment, all in accordance to the terms, milestones and dates agreed between the parties (hereinafter - “the Equipment Supply Agreement”). Pursuant to the agreement between the parties, once the limited notice to proceed (LNTP) was issued and the first payment to GE was made the Equipment Supply Agreement was assigned to the Construction Contractor in the aforesaid Construction Agreement.

Subsequent to the report date, in July 2021, an agreement was signed that regulates the decision-making process and the assignment of responsibility between Sorek 2 and the said corporation of the IDE Group in connection with the Construction Agreement; except for cases provided for in the Agreement, the arrangements are mainly derived from each party’s part in the Construction Agreement and the joint decision mechanism. To secure Sorek 2’s undertakings under this agreement, the Company provided a capped corporate guarantee.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

H.	OPC Sorek 2 Ltd. (contd.)

As of the financial statements approval date, the Company estimates that the construction cost of the Sorek 2 project, including the Company's share in the Construction Agreement and the said Equipment Supply Agreement - which constitute the bulk of said cost - at approximately NIS 200 million.

Maintenance agreement

Sorek 2 and GE entered into a long-term agreement for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approximately USD 29 million (which will vary in accordance with the term of the agreement), subject to the milestones set in the agreement (hereinafter - the “Maintenance Agreement”). The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting timetables for servicing, and regarding GE’s responsibility for its equipment and services. The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings. It should be noted that the above agreements will require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project.

I.	Gnrgy

In April 2021, the Company entered into an agreement for the purchase of Gnrgy Ltd. (hereinafter - “Gnrgy”) which operates in the field of charging electric vehicles (e-mobility) and building electric vehicles charging points.

Gnrgy was established in 2008 and is engaged in charging of electric vehicles (e‑mobility). Gnrgy offers and develops a number of solutions, along with charging and energy management services. As at the approval date of the financial statements, Gnrgy’s activities are concentrated in Israel. The solutions advanced by Gnrgy include: (1) public charging network – Gnrgy owns a public charging network deployed nationwide. Gnrgy intends to continue expanding the said public charging network with emphasis on quick charging posts in strategic locations; (2) sale and installation of charging posts, including by means of master agreements with the leading vehicle importers; (3) charging and energy management services for condominiums and holistic charging services for the business sector and vehicle fleets based on Gnrgy’s technological developments.

As part of the agreement (including the said amendment), the Company will acquire shares subject to fulfillment of conditions precedent, on dates and in amounts as follows – shares of Gnrgy constituting 51% of Gnrgy’s share capital in exchange for a consideration totaling approximately NIS 67 million, as follows:

1.
On the Transaction Completion Date, in May 2021, the Company invested approximately NIS 19.8 million in Gnrgy against issuance of Gnrgy shares to the Company. In addition, the Company acquired from Mr. Ran Eloya, the Company’s founder and the party who, until the Transaction Completion Date, wholly-owned Gnrgy’s shares (hereinafter – “the Developer”), in exchange for a consideration of NIS 5.2 million, such that upon completion of the transaction, the Company holds approximately 27% of Gnrgy’s share capital and the Developer holds approximately 73% of its share capital.

2.
During a period ending on December 15, 2021, the Company is to invest in Gnrgy an additional amount of about NIS 29 million, against issuance of additional Gnrgy shares. In addition, on December 15, 2021 the Company is to acquire additional shares from the Developer, in exchange for an aggregate consideration of NIS 13 million (part of which is expected to be paid in instalments that will bear interest at the annual rate of 5%), in such a manner that upon completion of acquisition of the additional shares, as stated, the Company will hold about 51% of Gnrgy’s share capital and the Developer will hold about 49% of its share capital (hereinafter - “the Additional Closing”).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

I.	Gnrgy (contd.)

Concurrent with the share purchase agreement, a shareholders’ agreement was signed that governs the relationship between the Company and the Developer following the completion of the transaction (hereinafter – “the Shareholders’ Agreement”). As part of the Shareholders’ Agreement, the Company is granted an option to acquire the balance of the Developer’s shares and to wholly own Gnrgy’s share capital (hereinafter – “the Purchase Option”). The exercise price of the Purchase Option will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The exercise period of the Purchase Option will be the period of time determined after approval of the financial statements for each of the years 2024 through 2026. To the extent the entire exercise period of the Purchase Option passes without the Company exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnrgy so as to dilute the Developer’s share and subject to additional conditions stipulated in the Shareholders’ Agreement, the Developer has an option to acquire shares of Gnrgy from the Company such that after the acquisition, he will hold 2% more than the Company in Gnrgy’s share capital, and will once again become the controlling shareholder of Gnrgy. In addition, to the extent the Company did not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the Developer will hold less than 15% of Gnrgy’s share capital, the Developer will have an option to require the Company purchase his shares based on the fair value that will be determined in accordance with that stated in the Shareholders’ Agreement at a discount rate as provided in the agreement. The Company will be permitted to pay the consideration for the said put option of the Developer and, under certain circumstances, part of the consideration for exercise of the Purchase Option of the Company, by means of issuance of shares of the Company to the Developer. In addition, the Shareholders’ Agreement determines, among other things, the rights of the shareholders in connection with appointment of directors to Gnrgy’s Board of Directors, the voting power (rights) of each of them will reflect the rates of ownership of the parties in Gnrgy’s share capital (except with respect to the period up to the Additional Closing during which the representatives appointed by each of the parties (the Company, on the one hand, and the Developer, on the other hand) will have equal voting power (50%) on Gnrgy’s Board of Directors).

The said Transaction Completion Date for the acquisition of Gnrgy’s shares was in May 2021, after the conditions precedent have been met (including obtaining the Competition Authority’s exemption from the merger notice requirement). Accordingly, as of the report date the Company hold 27% of Gnrgy’s share capital. The Company includes Gnrgy in its Israel-based operations.

Subsequent to the report date, in July 2021, Gnrgy received a Virtual Supply License. For more information about the regulation, see Note 9B6.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

J.	OPC Power Ventures LP

OPC Power is a designated partnership the purpose of which is to acquire the CPV Group through CPV Group LP and to make additional investments in the Acquirer and the CPV Group. For additional details regarding OPC Power – see Note 25M to the Annual Financial Statements.

During the reported period, the Company and non-controlling interest invested in the partnership's capital a total of USD 561 million (NIS 1,788 million) and provided it with loans at the total amount of USD 174 million (NIS 555 million), in accordance with their proportionate share in the partnership. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

It is noted that upon transfer of ICG Energy to the Company (as described in Note 9B(4) below), the Company transferred all the loans and rights of OPC Power to ICG Energy.

The total amount of investment commitments and shareholders’ loans by all partners is USD 815 million. The said amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments in order to execute certain backlog projects of the CPV Group over the coming years. As of the financial statements’ approval date, a total of USD 761 million were injected into the partnership in the form of investments and shareholders’ loans.

K.	The CPV Group

1.	Partnership agreements in the Project Companies

For details regarding partners’ agreements in the active projects of the CPV Group – see Note 7.

2.	Management agreements

The CPV Group is engaged in provision of management services to power plants in the United States with respect to a variety of technologies and fuel types – this being in an overall scope, as at the financial statements approval date, of approximately 8,437 MW (approximately 5,455 MW for projects in which it holds equity rights, as stated in Section 7 above, and approximately 2,982 MW for projects for third parties) by means of signing asset management agreements and energy management agreements, usually for short to medium periods. As of the financial statements approval date, the average remaining period of all the management agreements (in projects wherein the CPV Group holds equity rights and projects of third parties) is about 4 years, with the average remaining period in the management agreements for projects in which the CPV Group holds equity rights being about 6 years (all subject to the provisions of the relevant agreements regarding the option of early termination of the agreements or options to renew them for additional periods, as applicable). The management services are provided in exchange for annual management fees and incentive payment. The management services include, inter alia: project management and compliance with regulations; supervision of the project’s operation; management of the energy generated - including optimization and management of exposures; management of the project’s debt and credit; management of agreements undertaken, licenses and contractual obligations; management of budgets and financial matters; project insurance, etc.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

K.	The CPV Group (contd.)

3.	Main agreements of Keenan:

Keenan entered into a wind power energy agreement for the sale of renewable energy. Pursuant to the terms and conditions of the agreement, the purchaser is to receive all of the power generated by the wind farm, credits, certificates, similar rights or other environmental allotments. The consideration includes a fixed payment. The agreement term is 20 years, ending in 2030. The purchaser is permitted, under certain circumstances, to extend the agreement for another five-year period, and to acquire an option to purchase the project at the end of the agreement period at its fair market value, as defined in the agreement and pursuant to the terms and conditions stipulated therein. The annual income for the project in respect of the agreement totals approx. USD 27 million.

Keenan entered into a service agreement and an operation agreement with its original equipment manufacturer for the operation, maintenance and repair of the power plant. The consideration includes fixed annual fees, a performance-based bonus and reimbursement of expenses. The agreements expire in February 2031. In the past two calendar years, Keenan paid approximately USD 6 million annually under these agreements.

Keenan entered into an asset management agreement with CPVI. The management services include: management of the project documents; negotiating additional project agreements; compliance and control; management of financial documents; financing; bookkeeping payments; taxes; budgets; insurance; government permits and regulation, etc. The consideration includes a fixed monthly payment and reimbursement of expenses. The agreement period is up to March 31, 2025, with an option for Keenan, under certain circumstances, to terminate the agreement early.

Keenan’s financing agreement was completed on February 12, 2010 (refinanced in February 2014). As at June 30, 2021, Keenan’s outstanding debt (after fair value adjustments due to the business combination described in Note 6) is approximately NIS 224 million (USD 69 million). Final repayment of the term loan – December 31, 2028, and of the ancillary credit facilities – December 31, 2021, the annual interest rate is LIBOR plus a 2.25%-2.75% spread on the Term Loan, and a 1% spread on the ancillary credit facilities. For more information about refinancing carried out in August 2021, see Note 10A.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

K.	The CPV Group (contd.)

4.	Main agreements of Maple Hill:

CPV Maple Hill Solar LLC (hereinafter – “Maple Hill”) entered into a transaction for the sale of renewable energy certificates (SRECs) for a period of 5 years. In addition, the project is expected to enter into a power hedging agreement.

In May 2021, a construction commencement order was issued to the project’s Construction Contractor.

Set forth below are details of the material agreements of the Maple Hill project:

A.
Maple Hill signed an agreement for the purchase of solar panels with an international supplier. The consideration includes payment of a fixed price for the purchase of the solar modules, plus the delivery cost to the power plant.

B.
Maple Hill signed an agreement for the purchase of a generator transformer with an international supplier. The consideration includes payment of a fixed price for the purchase of the transformer, supply, installation and order.

C.
Maple Hill signed a construction, purchase and engineering agreement with an international supplier. Pursuant to the agreement, the contractor is to plan and construct the required components for the power plant in order to integrate all the required equipment into the power plant.

D.
Maple Hill signed an asset management agreement with CPVI, for construction and asset management services. The consideration includes a fixed annual payment and reimbursement of expenses. The agreement includes reimbursement of expenses incurred by CPVI in connection with construction management services, including work hours of the CPVI team, expenses and amounts paid to third parties. The agreement term is up to ten years from the power plant’s completion date and may be extended by an additional year.

E.	Maple Hill entered into a power purchase agreement (PPA) for the sale of approximately 48% of the power production for a period of 10 years from the date of commercial operation.

As of the report date, the expected investment cost in Maple Hill is estimated at approximately NIS 515 million (approximately USD 158 million). It is noted that the Construction Agreement and the equipment purchase agreement constitute the bulk of the aforesaid cost.

5.	Main agreements of Rogue’s Wind:

In April 2021, the CPV Group signed an agreement for the sale of all electricity, availability and Renewable Energy Certificates (REC) of the “Rogue’s Wind” wind energy project. The Agreement was signed for a period of 10 years commencing from the commercial operation date and it is expected to generate annual income for the Project estimated at approximately USD 15 million. The CPV Group posted approximately NIS 28 million (approximately USD 8.5 million) as collateral to secure its obligations under the agreement.

6.
In April 2021, the CPV Group signed an agreement for the purchase of the remaining 30% of Keenan from the tax equity partner, which were classified under Other long‑term liabilities, in consideration for NIS 82 million (approximately USD 25 million). As a result of the transaction, the CPV Group recognized a NIS 39 million loss stated in the other expenses line item in the income statement. Upon the acquisition, the CPV Group holds all of the rights to the company.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 9 – ADDITIONAL INFORMATION (CONTD.)

K.	The CPV Group (contd.)

7.
In April 2021 CPV Group LP, the partnership (hereinafter in this note - the “Partnership”), allocated 6.5% of the rights to participate in the Partnership’s earnings in favor of allocations to CPV Group’s employees (hereinafter in this note - the “Offerees”) as part of a long-term equity-based compensation, and in accordance to arrangements set in the partnership agreement (hereinafter - the “CPV Group’s Compensation Plan”. The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, termination of employment under certain circumstances, etc. The award letters given to the Offerees stipulate, among other things, events upon the occurrence of which the partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees will be entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

The fair value of the CPV Group’s Compensation Plan is recognized as an expense, against a corresponding increase in the liability, over the period in which unconditional entitlement to payment is achieved. The liability is remeasured at each reporting date until the settlement date. Any change in the fair value of the liability is recognized as a general and administrative expense in profit and loss. During the reporting period, the CPV Group recorded expenses in the amount of approximately NIS 34 million.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 10 – EVENTS SUBSEQUENT TO THE REPORT DATE

A.
In August 2021, Keenan and a number of financial entities entered into a NIS 391 million (approx. USD 120 million) financing agreement, comprising a NIS 339 million (approx. USD 104 million) loan term and ancillary credit facilities (working capital and LC) totaling NIS 52 million (approx. USD 16 million). Concurrently with the closing of the financing agreement, Keenan repaid its former financing agreement entered into in 2014.

The loan and the ancillary credit facilities shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030, 9.5 years from the financing agreement commencement date. The loan and the ancillary credit facilities shall carry an annual interest of LIBOR + 1% to 1.375%.

It should be noted that the financing agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest in respect of 70% of the loan.

As part of Keenan’s financing agreement, collateral and pledges on the project's assets held by Keenan were provided in favor of the lenders. Keenan’s financing agreement includes a number of restrictions, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or breach event exists (as defined in the financing agreement).

The financing agreement includes grounds for calling for immediate repayment as customary in agreements of this type, including, among others – breach of representations and covenants that have a material adverse effect, non‑payment events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for power – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

Completion of the financing agreement generated the CPV Group approximately NIS 85 million (approximately USD 26 million) in cash (after making payments in respect of: repayment of Keenan's previous outstanding loan balance, transaction costs, early closing of an interest rate hedging transaction and additional costs). It should be noted that the Company is expected to record a one-off expense of approximately NIS 36 million (approximately USD 11 million) in its financial statements for the third quarter of 2021 due to the early closing of said an interest rate hedging transaction.

B.
In August 2021, the Company entered into additional credit facilities for various periods not exceeding two years from banking entities, totaling approximately NIS 125 million, which were not utilized as of the financial statements approval date. As of the financial statements approval date, the Company’s balance of unutilized facilities is NIS 600 million.

C.
In August 2021, the Compensation Committee, authorized by the Board of Directors, approved a private placement to two officers, amounting to 662,944 options convertible into 662,944 ordinary shares of NIS 0.01 par value each of the Company (hereinafter - "Offered Securities"). The Offered Securities were allocated under the capital gains track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, at four equal tranches. The vesting terms and conditions and the expiration dates of the Options are as follows:

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2021 (Unaudited)

NOTE 10 – EVENTS SUBSEQUENT TO THE REPORT DATE

Tranche No.	Vesting terms and conditions	Expiration date
Tranche 1	After 12 months will have elapsed from the allotment date	After 36 months will have elapsed from the vesting date
Tranche 2	After 24 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 3	After 36 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date
Tranche 4	After 48 months will have elapsed from the allotment date	After 24 months will have elapsed from the vesting date

The exercise price of each allocated option is NIS 30.24 (non-linked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.). The average fair value of the options on approval date of the allocation by the Board of Directors, using the Black and Scholes model, was NIS 8.23 per option. The calculation is based on the monthly standard deviation of 34.59%, an annual risk‑free interest rate for the period of 0.24% to 0.55%, an expected life of 4 to 6 years and share price of a Company’s stock on August 19 2021, which was NIS 28.98.

The cost of the benefit implicit in the offered securities, which is based on the fair value as at the date of their issuance, amounted to approximately NIS 5 million. This amount will be recorded in profit and loss over the vesting period of each tranche.